NO ACT

PE
5-27-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





July 27, 2010

Amy Bowerman Freed
Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022

Received SEC
JUL 28 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-28-10

Re: News Corporation
Incoming letter dated May 27, 2010

Dear Ms. Freed:

This is in response to your letter dated May 27, 2010 concerning the shareholder proposal submitted to News Corporation by Kenneth Steiner. We also have received a letter on the proponent's behalf dated June 7, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

July 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated May 27, 2010

The proposal relates to executive compensation.

We are unable to concur in your view that News Corporation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that News Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

June 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
News Corp. (NWS)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the May 27, 2010 request to block this rule 14a-8 proposal.

This no-action request is a continuation of efforts by executives of certain corporations to reinterpret Rule 14a-8(b)(2) to needlessly frustrate shareowners' ability to submit shareowner proposals. In recent years, these efforts have included multiple no-action requests and a frivolous lawsuit. Both the SEC staff and the Federal District Court in Houston have flatly rejected this reinterpretation. See the judge's ruling in the Apache vs. Chevedden lawsuit (attached), which documents efforts to reinterpret Rule 14a-8(b)(2) and the SEC staff's consistent rejection of those efforts. Since that lawsuit, there have been two additional efforts at reinterpretation. These were the no-action requests of *Union Pacific Corporation* (March 26, 2010) and *Devon Energy Corporation* (April 20, 2010), both of which the staff rejected. The staff should similarly reject this latest attempt.

Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." The term "record holder" used to mean any shareowner listed on a corporation's stock ledger. Since the 1975 amendments to the 1934 Act and the immobilization of stock certificates in DTC's vaults, that definition has become not useful. Regulators and the courts have since defined "record holder" in different ways to suit specific needs. Generally, these definitions either (1) extend the traditional definition to include shareowners listed on a corporation's Cede breakdown or (2) define the bank or broker through which a shareowner holds security entitlements (sometimes called the "introducing broker") as the "record holder." It is the latter definition that the SEC staff and federal district court in Houston have upheld for purposes of Rule 14a-8(b)(2).

The letter submitted by DJF Discount Brokers in this case satisfied the requirement of Rule 14a-8(b)(2).

On page 4 of News Corp's no-action request, we find the crux of their argument:

Neither "DJF Discount Brokers" nor "National Financial Services Corp.," named as custodian in the letter, appears as a registered holder of the Company's Class B common stock or on the participant list obtained from The Depository Trust Company ("DTC") for the Company.

Rule 14a-8(b)(2) does not require that the introducing broker be "a registered holder ... or on the participant list obtained from The Depository Trust Company." Neither does it require that a letter evidencing ownership of shares name a custodian that is. Accordingly, the company is asking the staff to grant a no-action request based on a reinterpretation of Rule 14a-8(b)(2) – the same reinterpretation that has been rejected over and over again in recent years, as documented above.

For more detailed background on these matters, please see these attachments:

1. The *amicus curiae* brief submitted by the United States Proxy Exchange (USPX) in the recent Apache vs. Chevedden lawsuit;

2. The judge's ruling in that case (already cited above);

3. The concluding response to the Union Pacific no-action request.

In closing, it is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b)(2). There is no reason why a financial institution would do so. The consequences of getting caught in such an act could be grave, and the requirements to submit a proposal (holding $2,000 of stock for a year) are so minimal there is no incentive for such deception. Anyone who wants to submit a proposal to a corporation can, with minimal investment of time and money, do so legitimately. The original drafters of Rule 14a-8 understood this, which is why they wrote the rule to be as convenient as it is. Efforts to reinterpret that rule serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporations they own. Such efforts, including this latest effort by the company, should be rejected, as they have consistently been rejected in the past.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Laura A. O'Leary <corporatesecretary@newscorp.com>
Corporate Secretary

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

APACHE CORPORATION, Plaintiff v. JOHN CHEVEDDEN Defendant	Civil Action: 4:10-cv-00076 UNITED STATES PROXY EXCHANGE *AMICUS CURIAE* BRIEF

Contents

1. The 1975 Securities Acts Amendments 1

2. DTC Cannot Confirm Beneficial Ownership 4

3. Definitions for "Record Holder" 5

4. Accepted Practice 8

5. History of Rule 14a-8 9

6. SEC Staff Legal Bulletins and No-Action Letters 11

7. Proposed Alternative to Rule 14a-8(b)(2) 19

8. Timing of Documentation 20

9. John Chevedden 20

10. Conclusion 24

In 1960, daily volume on the New York Stock Exchange (NYSE) was around 3 million shares.[1] Today that number is around 3 billion shares—a 100,000% increase in fifty years. All those transactions are processed by a clearing, settlement and custody industry that average investors know little about. To handle the dramatic increase in trading volumes, that industry was transformed. This didn't happen gradually over fifty years. It happened with a thunderclap in 1975.

This lawsuit is about what it means to "own" shares and how one might go about proving that ownership. These questions were a puzzle prior to 1975. Today, they are a Gordian knot. Prior to 1975, phrases like "street name", "record holder" and "proxy" had clear meaning. Today, they do not. Apache's lawyers argue that the intent of SEC Rule 14a-8(b)(2) is "clear" so long as we literally interpret the phrase "record holder" according to its pre-1975 meaning. This is not accepted practice. The world has changed, and old definitions don't apply. Vice Chancellor J. Travis Laster summed the situation up in his decision in *Kurz v. Holbrook*—a case with issues similar to this one:[2]

> I believe it will help rather than harm our law to treat the DTC participant banks and brokers who appear on the Cede breakdown as stockholders of record. Because this represents a change in how Delaware practitioners understand the stock ledger for purposes of voting, it is not a conclusion I reach lightly. Sir John Maynard Keynes famously observed, "When the facts change, I change my mind. What do you do, sir?" This case has forced me to evaluate critically the facts surrounding the DTC omnibus proxy and the relationship between DTC and its participant members. I find they are quite different from what our case law historically has assumed.

For that case and this one, in 1975, the facts changed. To understand the issues in this case, we need to understand what changed.

1. The 1975 Securities Acts Amendments

The practice of street name registration, in which a broker owns stock on a client's behalf, has existed for many years. In the early 20th century, perhaps 10% of stocks were held in this manner.[3] Investors were generally cautioned against the practice. In the days before the Securities Investor Protection

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[1] Daily volume data is available from the NYSE Euronext website: http://www.nyse.com/financials/1022221393023.html.
[2] *Kurz v.Holbrook*, CA No. 5019-VCL (De. Chanc. Feb. 9, 2010).
[3] For an authoritative discussion of topics covered in this section, see David C. Donald's 2007 paper *The Rise and Effects of the Indirect Holding System - How Corporate America Ceded its Shareholders to Intermediaries*.

Corporation (SPIC), shares held in street name might be lost if a broker became insolvent. The advantage of street name registration was that it streamlined stock settlement. If investors directly owned stocks, settlement of a trade would require the selling party to endorse the certificates and deliver them to her broker. The broker would deliver them to the issuing corporation's transfer agent, which would record the change of ownership in the corporation's ledger of shareowners, void the certificates and issue new certificates to the broker of the purchasing party. That broker would then deliver the certificates to the purchasing party. The cumbersome process ensured accuracy. If an investor held shares in street name, her broker's name would appear on the stock ledger—the broker would be the "owner of record", and the investor would be the "beneficial owner". If the investor needed to prove beneficial ownership of the shares, she could have her broker write a letter.

During the late 1960's, trading volumes on the NYSE increased dramatically. Brokers could not keep up with all the settlements. Failed deliveries forced the NYSE to close on Wednesdays and abbreviate trading to give member firms time to catch up on paperwork. Brokers were forced to cover short positions caused by missing securities and over 100 went bankrupt or were acquired by competitors. The "paperwork crisis" led directly to the Securities Acts Amendments of 1975.

The Acts are primarily remembered for eliminating the system of fixed commissions. However, they also contained provisions that require the SEC to "use its authority ... to end the physical movement of securities certificates in connection with the settlement among brokers and dealers of transactions in securities ... " This lead to the formation of the Depository Trust Corporation (DTC).

Average Americans would be alarmed to learn most shares of US corporations are owned by a single entity: DTC. DTC did not eliminate stock certificates. It "immobilized" them in its vaults. A given share of stock may "trade" many times without its certificate ever leaving DTC vaults. DTC registers its ownership of shares under its nominee name Cede & Co. (pronounced "seedy and co").

Under this system, shares belong to DTC. Investors buy and sell what are legally known as "security entitlements." These are book entries on the computers of DTC or other financial institutions. If DTC holds shares for a broker, the shares belong to DTC, and the broker owns a security entitlement. If the broker holds that security entitlement on behalf of a retail investor, it records the retail investor's interest as a book entry on its own computers—so the investor in turn owns a security entitlement. In this way, "daisy chains" of security entitlements connect stock certificates in DTC's vaults with retail investors.

DTC is owned by some of its 600 or so participant financial institutions. Participants are the banks and brokers who hold security entitlements directly with DTC and are allowed to settle trades through DTC. All the large custodial banks—such as State Street, Bank of New York and Northern Trust—are DTC participant firms. The vast majority of banks or brokers hold security entitlements, not through DTC, but through DTC participant firms. Daisy chains of security entitlements routinely involve four or more parties.

For example, John Chevedden holds security entitlements for Apache stock through RAM Trust Services (RTS). RTS is not a DTC member firm, so it holds security entitlements in Apache stock through Northern Trust. Northern Trust is a DTC member firm, so it holds security entitlements directly with DTC. DTC holds the underlying Apache stock.

This convoluted system streamlines stock trading. When a broker "trades" security entitlements on behalf of a client, the broker updates its own computer systems to reflect the change in ownership. In a given day, a broker may transact "trades" in Apache stock for—and collect commissions from—5,000 of its clients, but if all those buy and sell trades combined represent a net sale of just 100 shares, the broker will only deliver that net 100 security entitlements to other brokers. Even that won't entail a legal change of ownership. DTC legally owns the shares. The broker and/or the broker's custodial bank simply enter offsetting credits to other brokers and banks, totaling a net credit or 100 Apache security entitlements.

Legally, security entitlements bear a marked resemblance to poker chips. As they have streamlined trading, they have impaired corporate governance and the exercise of shareowner property rights. When a security entitlement changes hands, the corporation's transfer agent isn't notified. The ledger of stock holders isn't updated. Stockholder ledgers used to list the actual owners of a corporation along with the names of brokers directly holding shares in street name for their clients. Today, a corporation's stockholder ledger lists, for the most part … DTC. Corporations no longer know who their shareowners are.

Equally uninformative is DTC's list of member firms who hold security entitlements in a given corporation through DTC—the so-called Cede breakdown. The Cede breakdown is the starting point when a corporation wants to distribute proxy materials to its beneficial shareowners. Not knowing who the beneficial shareowners are, the corporation can only pass the proxy materials to the custodial banks listed on the Cede breakdown and ask them to pass the materials on down the daisy chain. There is no easy way to track if beneficial owners actually receive the materials. The system is difficult, if not impossible, to audit to any degree of accuracy.

2. DTC Cannot Confirm Beneficial Ownership

Apache's complaint describe efforts to confirm John Chevedden's ownership of shares:

> Upon receiving Chevedden's purported proof of ownership, Apache reviewed its list of record owners of Apache stock to determine and verify whether Chevedden or RTS actually was a record holder of Apache stock … Neither Chevedden nor RTS are listed in Apache's stock records as record holders … Chevedden responded by forwarding another letter … Upon receipt of Chevedden's new purported proof of ownership, Apache reviewed its list of record holders to determine and verify whether Northern Trust was a record holder … Neither Chevedden, RTS nor the alleged custodian Northern Trust are listed in Apache's stock records as record holders …

The lawyers are being coy. In our post-1975 world, there was no need to check Apache's shareowner ledger. Chevedden, RTS and Northern Trust would not appear there. The lawyer's narrative about diligently reviewing the shareowner ledger is just a roundabout way to say they would only accept a letter from DTC. What they fail to mention is that it would be *impossible for DTC to write a letter confirming Chevedden's ownership of Apache's shares*. In the daisy chain of security entitlements

linking Cheveddden to the Apache stock he beneficially owns, DTC knows of Northern Trust's security entitlements, but has no information about RTS or Chevedden. Northern Trust knows of RTS's security entitlements, but has no information about Chevedden. Of the three financial institutions in the daisy chain, only RTS has knowledge of Chevedden's ownership of Apache's shares. Only RTS could write a letter confirming Chevedden's ownership of those shares.

If you take a careful look at the letters Chevedden forwarded Apache from RTS and Northern Trust, you will notice something interesting. As a convenience, we have attached the letters in Exhibit 1, although Apache's lawyers have already entered them into the record. Both the letters from RTS directly confirm Chevedden's ownership of security entitlements. The letter from Northern Trust does not. All it confirms is RTS's ownership of security entitlements. If Chevedden had managed to obtain a letter from DTC, all it could have confirmed would have been Northern Trust's ownership of security entitlements. That would be news to no one. As a major custodial bank, Northern Trust has sizeable holdings in most stock traded on the NYSE. If Apache really wanted confirmation that Northern Trust held Apache security entitlements, they could have checked the Cede breakdown. A letter from DTC would have—and could have—contributed nothing to confirming Chevedden's beneficial ownership of Apache stock.

3. Definitions for "Record Holder"

The first sentence of Rule 14a-8(b)(2)(i) describes one of two ways (the way that applies for most shareholders) that a proponent who is not the record holder of shares can prove beneficial ownership:

> The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

The sentence is at the heart of this case. In their brief on merits, Apache's lawyers quote the sentence a number of times, usually in some truncated form, as in[4]

> Rule 14a-8(b)(2)'s requirement that, in order to prove his shareholder status and eligibility, Chevedden "must" submit "a written statement from the 'record' holder of [his] securities" is clear and unambiguous.

Apache's lawyers don't comment on the small detail of the quotation marks around the word "record". That is atypical usage. More problematic is the parenthetical statement the truncation leaves out: "(usually a broker or bank)". If the Apache lawyers' interpretation of the sentence is correct, wouldn't this more appropriately read "(usually DTC)"?

Apache's lawyers suggest that the SEC is essentially saying in Rule 14a-8(b)(2)(i)

> The proposal sponsor must get a letter from DTC, never mind our use of quotation marks and the parenthetical statement, not to mention that it is impossible for DTC to provide such a letter.

Another interpretation is that the SEC is essentially saying

> The proposal sponsor must get a letter from its bank, broker or whatever firm would traditionally have been the record holder prior to DTC becoming technically the record holder for most everyone.

Prior to 1975, RTS *would have been* the record holder of Chevedden's Apache stock. Today, DTC is only technically the record holder in the sense that it (under its nominee name Cede & Co.) appears on the stock ledger. RTS remains the sole financial institution capable of confirming Chevedden's beneficial ownership of Apache stock. In this light, it is inescapable that the first sentence of Rule 14a-8(b)(2)—with its quotation marks around "record" and its parenthetical statement "(usually a broker or bank)"—indicates that a letter should come from RTS. For the practical purpose of confirming Chevedden's share ownership, RTS was prior to 1975, and RTS remains after 1975, the effective record holder for purposes of Rule 14a-8(b)(2).

This is not a novel interpretation. In fact, it is the standard interpretation. In the post 1975 world, any financial institution in the daisy chain linking a beneficial owner to share certificates in

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[4] Apache's Brief on Merits, p. 11.

DTC's vaults can be and often is—formally or informally—considered a record holder, depending on the task at hand. This is true under Delaware law and it is true under federal law.

Under Delaware law, not only DTC, but all firms listed on a corporation's Cede breakdown are considered owners of record for that corporation's stock. This has long been true for purposes of DGCL Section 220(b), and the recent *Kurz v. Holbrook* decision extends it to Section 219(c).

Nowhere do federal regulations define "record holder" for purposes of Rule 14a-8(b)(2). However, Rule 14a-1(b)(i) does define "record holder" for purposes of Rules 14a-13, 14b-1 and 14b-2 (enabling regulations for the 1975 amendments):

> ... the term "record holder" means any broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers which holds securities of record in nominee name or otherwise or as a participant in a clearing agency registered pursuant to section 17A of the Act.

The notion that "record holder" applies only to parties appearing on a corporation's shareowner ledger is anachronistic. It is a pre-1975 definition that no longer applies. Yet, in their *Brief on the Merits*, Apache's lawyers claim that the only possible interpretation of "record' holder" in Rule 14a-8(b)(2) is that of parties appearing on the shareowner ledger. *Their claim is false.*

Because SEC regulations do not define "record holder" for Rule 14a-8(b)(2), we must infer the significance of the phrase. We can do so according to

- what makes sense,
- accepted practice among market participants,
- the historical record for Rule 14a-8, and
- SEC staff legal bulletins and no-action letters.

We have already addressed the first avenue, explaining how it makes sense that the introducing broker (RTS in Chevedden's case) be considered the record holder for Rule 14a-8(b)(2) purposes because they are the only party in the security entitlements daisy chain with direct knowledge as to who are beneficial owners. Below, we address the other three avenues.

4. Accepted Practice

Apache's lawyers appear unfamiliar with the practicalities of shareowner resolutions. On p. 20 of their *Brief on the Merits*, they assert (our emphasis)

> ... Chevedden and other shareholders may, *as many shareholders do*, prepare a letter to be signed by the DTC or its nominee Cede & Co. (if that is the actual "record" holder of the securities at issue) that can be used to establish ownership.

This statement if patently false. Not only have we never heard of a shareowner obtaining such a letter from DTC, we have demonstrated in this brief that it would be impossible for them to do so. To further demonstrate this point, we approached individual and institutional shareowners who submitted shareowner proposals in recent years and asked them to submit affidavits. We asked each to go back over as many years was convenient and indicate in their affidavit:

1) The number of shareowner proposals they have submitted over that period;
2) The number of those for which they provided proof of ownership with a letter from their broker, bank or custodian; and not with a letter from the "technical" record holder (DTC or some other firm appearing on the stock ledger);
3) The number of those proposals that were challenged by the receiving corporation on the grounds the proof of ownership was not satisfactory under Rule 14a-8.

We received a total of 14 complete affidavits from a variety of institutions and individuals, many of them prominent shareowner advocates. We did not "cherry pick" the affidavits. We solicited them broadly, and we include with this brief every complete one we received.[5] Collectively, they portray the experiences of a broad cross section of shareowners who actively submit shareowner proposals.

Some of the fourteen affidavits list only approximate numbers. In total, though, the affidavits account for approximately 1,881 proposals submitted over the past one to twenty years. In about

[5] Two were incomplete and were excluded. One of these was from an institution that is known to submit many resolutions. They indicated that they generally evidence share ownership with a letter from an institution not on the stock ledger, and in only two cases has their evidence been challenged. Because they did not provide the total number of resolutions they submitted, we could not incorporate their results into our analysis. The other excluded affidavit was from an institution that submitted 85 resolutions over the past 11 years. The number of times their evidence of ownership was challenged was inadvertently omitted from the affidavit.

1,871 of those instances, proponents documented their share ownership with a letter from their broker, bank or custodian; and not with a letter from DTC or any other party appearing on the stock ledger. In 6 of those instances was the proponent challenged for not providing evidence of stock ownership acceptable under Rule 14a-8.

We did not inquire as to the specific issues in the few cases where share ownership was challenged. There could be various reasons for a challenge, and each situation was likely unique.

What our affidavits demonstrate is that, as a matter of course, both shareowners and corporations routinely consider a letter from a bank, broker or custodian not listed on the stock ledger as acceptable evidence of share ownership for purposes of Rule 14a-8. By submitting to Apache a letter from RTS, Chevedden was following accepted practice.

Two of our affidavits—those by Adam Kanzer of Domini Social Investments and Timothy Smith of Walden Asset Management—indicate each submitting two proposals to Apache Corp. These were submitted in 2003, 2004, 2004 and 2005. The affidavits document that in three cases (and imply that in all four) the proponents provided evidence of share ownership from institutions that do not appear on Apache's stock ledger (Investors Bank & Trust and Bank of New York Mellon). Apache did not challenge any of the proposals due to unacceptable evidence of share ownership. It appears that, up until now, Apache has accepted letters documenting share ownership from parties not on their stock ledger. This raises the question of why John Chevedden is being sued in court for a practice Apache has willingly accepted of others in the past.

5. History of Rule 14a-8

SEC Rule 14a-8, which governs shareowner proposals, dates to 1942.[6] Amendments were adopted in 1954, 1967, 1972, 1976, 1983, 1987, 1998 and 2007. Early versions of the rule required

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[6] *Federal Register*: Release 34-3347.

proponents to provide evidence of share ownership, if asked, but they did not indicate what might be acceptable evidence. Here is wording from the rule, as amended in 1983:[7]

> At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the issuer requests documentary support for a proponents claim that he is the beneficial owner of at least $1000 in market value of such voting securities of the issuer or that he has been a beneficial owner of the securities for one or more years, the proponent shall furnish appropriate documentation within 14 calendar days after receiving the request.

The subsequent 1987 amendment was the first to explicitly identify what would constitute acceptable evidence of share ownership:[8]

> Appropriate documentation of the proponent's claim of beneficial ownership shall include: (i) a written statement by a record owner or an independent third party, accompanied by the proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held ...

The SEC's notes accompanying the 1987 amendment are more explicit:[9]

> The Commission also is amending Rule 14a-8(a)(1) to codify its interpretive position that a written statement by a record owner or an independent third party, such as a depository or broker-dealer holding the securities in street name, of the proponent's holding of the registrant's securities for the relevant one year time period is appropriate documentation for a proponent's beneficial ownership claim.

This explicitly indicates that a letter from an introducing broker, such as RTS, was acceptable evidence of beneficial share ownership.

The 1998 amendment did two things. It made a number of substantive changes to Rule 14a-8, and it rewrote the entire rule to put it in a "plain English" question & answer format. With this amendment, the language that is at issue in this lawsuit was introduced as Rule 14a-8(b)(2):[10]

> ... at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

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[7] *Federal Register*: Release 34-20091, Rule 14a-8(a)(1)(i).
[8] *Federal Register*: Release 34-25217, Rule14a-8(a)(1)
[9] *Federal Register*: Release 34-25217, Discussion of the Amendments
[10] *Federal Register*: Release 34-40018, Rule 14a-8(b)(2)

> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareowners ...

This language is certainly more verbose than the language it replaced, but is its substance different? The mere fact that the wording changed does not indicate an intended change of meaning. The *entire* Rule 14a-8 was rewritten in the new "plain English" question & answer format. Where the SEC did make substantive changes in the rule, it discussed those changes in the accompanying notes. Those notes made no mention of Rule 14a-8(b)(2). Accordingly, it is reasonable to conclude that the intent of the new language was the same as the old. A letter from an introducing broker, such as RTS, is acceptable evidence.

6. SEC Staff Legal Bulletins and No-Action Letters

Rule 14a-8 matters, such as those at issue in this lawsuit, are generally settled through the SEC's no-action process. No-action letters are informal. Parties to a dispute always have recourse to the courts, should they disagree with a no-action letter, but the cost of going to court can be prohibitive. No-action letters are a practical tool for conveniently and inexpensively settling disputes.

In their *Brief on the Merits*, Apache's lawyers assert

> In this case ... the SEC staff has not issued a no-action letter indicating, even informally, whether it agrees that Apache may exclude Chevedden's proposal for failure to comply with Rule laa-8(b). Nor is the SEC staff likely to issue a no-action letter or otherwise comment on the matters at issue in this case.

Let's be clear. The SEC staff "has not issued" nor is "the SEC staff likely to issue a no-action letter or otherwise comment on the matters at issue in this case" because Apache never requested a no-action letter of the SEC. If a corporation doesn't ask for a no-action letter, the SEC doesn't issue one. Furthermore, the SEC has a firm policy of not commenting on issues that are before the courts. In this dispute, Apache chose to bypass the no-action process and go directly to the courts. The SEC's silence indicates nothing more than Apache's decision to exclude them.

We believe Apache bypassed the no-action process because they expected SEC would reach the same conclusion as in *Hain Celestial.* In their *Brief on the Merits*, Apache's lawyers claim *Hain Celestial* was an "anomaly", reversed with the subsequent *Omnicom* no-action letter. As we shall explain, *both claims are false.*

Rather than simply ask the SEC for a no-action letter, Apache's lawyers rummaged through past staff legal bulletins and no-action letters, trying to find statements they might construe as supportive of Apache's interpretation of Rule 14a-8(b)(2). Let's start with the staff legal bulletins.

SEC staff legal bulletins generally include a disclaimer to the effect

> The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Both the legal staff bulletins the Apache lawyers cite include this statement. It means staff legal bulletins carry about the same weight as no-action letters.

The first staff legal bulletin the Apache lawyers cite is *Bulletin 14* of 2001. They quote[11] a particular section of that bulletin (emphasis as in the original bulletin):

> **(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?**
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

This does not in any way address Apache's claim that, for purposes of Rule 14a-8, a record holder must be listed on a corporation's stock ledger. Rather, this addresses the particular issue of whether an *investment advisor* can be the record holder. The term "investment advisor" is used broadly to describe a host of service providers. Some investment advisors are brokers who not only advise but also transact trades on behalf of clients. The bulletin indicates that an investment advisor who is also

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[11] Apache's brief on the merits, p. 11.

a proponent's broker may be considered the record holder. Many investment advisors give advice but do not actually perform transactions or take custody of security entitlements on behalf of clients. Such investment advisors would have no direct knowledge of a client's holdings, so they would not be in a position to confirm a client's holdings. For purposes of Rule 14a-8, they could not be the record holder. Stated another way, the legal bulletin says, in essence, "if an investment advisor is not one of the entities that form the daisy chain connecting a beneficial shareowner to shares in DTC's vaults, that investment advisor will not have direct knowledge of a client's holdings and therefore cannot be considered a record holder for purposes of Rule 14a-8." That is all the legal bulletin is saying. The conclusion makes perfect sense. It does not support Apache's contention that a record holder for purposes of Rule 14a-8(b)(2) must be DTC or some other party listed on the stock ledger.

Staff Legal Bulletin 14 is the basis for the Apache lawyers' footnote 7. They argue that RTS is Chevedden's investment advisor but not his broker or custodian—and therefore is not the record holder of his shares for purposes of Rule 14a-8(2)(b):

> The December 10 letter from Ram Trust Services does state that it is the introducing broker, (X-6), but there is ample reason to doubt that unverified assertion.

They discuss the RTS website and a form used by RTS to assert that Atlantic Financial Services of Maine, Inc. is the broker—not RTS—and the letter from RTS should be dismissed.[12] However, the website of RTS includes the following[13]

> **Atlantic Financial Services of Maine, Inc.**
> Our clients also have the advantage of brokerage services offered by Atlantic Financial Services of Maine, Inc., a wholly owned subsidiary of Ram Trust Services ...

Since Atlantic Financial Services of Maine is a wholly owned subsidiary of RTS, RTS is Chevedden's broker as well as investment advisor. Scrutinizing the organizational structure of RTS to distinguish the overall company from its brokerage subsidiary would accomplish nothing more

[12] Apache's brief on the merits, pp. 18 and 19, especially footnotes 7 and 8.

[13] http://www.ramtrust.com/affiliated_companies.htm as viewed on March 3, 2010.

than to introduce a new technicality with which to trip up proposal proponents—requiring that a letter documenting beneficial share ownership be on the letterhead of the "right" subsidiary. Not only investment advisors, but most large financial institutions, have multiple subsidiaries. Meaningless challenges over which is the "right" subsidiary could be endless. Suppose a financial institution has a trust bank, a brokerage and a custodian as subsidiaries. Which is the "right" one, and why shouldn't a letter on the parent company's stationary suffice? What is important is that RTS occupies a position on the daisy chain and can directly confirm Chevedden's beneficial share ownership. Whether it does so under the parent company's letterhead or the subsidiary's is immaterial. Through its subsidiary, RTS is a record holder for purposes of Rule 14a-8(b)(2).

The second staff legal bulletin Apache's lawyers cite is *Bulletin 14B* of 2004. That bulletin indicates that its purpose is to clarify five issues, which we quote verbatim:

- the application of rule 14a-8(i)(3);
- common issues regarding a company's notice of defect(s) to a shareholder proponent under rule 14a-8(f);
- the application of the 80-day requirement in rule 14a-8(j);
- opinions of counsel under rule 14a-8(j)(2)(iii); and
- processing matters relating to the availability of submitted materials and the mailing and public availability of our responses.

The bulletin is not intended to clarify the meaning of "record holder" under Rule 14a-8(b)(2).

In addressing the second of the above items, the bulletin described a corporation's obligations under Rule 14a-8 to provide a proponent with fair notice if the corporation believes a proposal is somehow defective. In addressing this issue, the bulletin happens to quote some of the language of Rule 14a-8(b)(2). Apache's lawyers quote from that quote,[14] as if to suggest that the mere fact SEC staff quotes Rule 14a-8(b)(2) supports their claims as to the appropriate *interpretation* or Rule 14a-8(b)(2). *That is nonsense.* Staff legal bulletin 14B, despite the fact that it happens to quote language

[14] Apache's brief on the merits, p. 12.

from Rule 14a-8(b)(2), does not attempt to interpret or clarify the meaning of Rule 14a-8(b)(2). It has no bearing on the matters at issue in this case.

Turning to SEC no-action letters, the 2008 *Hain Celestial* no-action letter unequivocally concludes that an introducing broker, which doesn't have to be on the stock ledger, is a holder of record for purposes of Rule 14a-8(b)(2). Decisions in no-action letters tend to be short and curt. *Hain Celestial* is an exception. Its substance is worth quoting entirely:

> We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b)and 14a-8(f).

Apache's lawyers assert that SEC staff interpretation in *Hain Celestial* was an "anomaly" because it conflicts with "at least one post-*Hain Celestial* SEC staff no-action letter ..." That is identified as the 2009 *Omnicom* letter. However, Omnicom cited two possible reasons for excluding the proponent's proposals. One reason was indeed the same flawed argument Apache is making in this case: that evidence of share ownership must come from DTC or some other party listed on the stock ledger. The other reason, however, was that Omnicom never received a facsimile documenting share ownership. The proponent, the United Brotherhood of Carpenters Pension Fund, indicates in their correspondence to SEC staff[15] that they asked their custodian, AmalgmaTrust, to send Omnicom documentation of their share ownership. AmalgmaTrust says they sent the documentation in a facsimile. Omnicom represents they never received the facsimile.

---

[15] Part of the attachments to the no-action letter.

The SEC no-action letter did concur with Omnicom that they were entitled to exclude the proposal, but the no-action letter is vague about why they concurred. Below, we quote the substance of the *Omnicom* no-action letter in its entirety

> There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Omnicom's request, documentary support indicating that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

The no-action letter addresses only the timing with which documentation was provided. It makes no mention of—and certainly never endorses—Omnicom's position that documentation must come from DTC or some other party on the stock ledger. Accordingly, it does not reverse the *Hain Celestial* letter, as Apache's lawyers contend.

The Apache lawyers' contention that *Hain Celestial* was an "anomaly" also shrivels in the face of the SEC's 2010 denial of a no-action request from Pioneer Natural Resources USA, Inc. (*Pioneer*). In this case, Pioneer's lawyers informed the proponent, the United Brotherhood of Carpenters Pension Fund, that neither the proponent nor their custodian, AmalgaTrust, appear on the records of ownership maintained by the company's transfer agent.

Although the Company sought to omit the Proposal from proxy materials under Rules 14a-8(b) and 14a-8(f)(1), SEC staff responded as follows:

> We are unable to concur in your view that Pioneer may exclude the proposal under rules 14a-8(b) and 14a-8(f)(1). Accordingly, we do not believe that Pioneer may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)(1).

Irrespective of whatever other issues may have been raised in *Pioneer*, if the SEC accepted the contention that only DTC or another party listed on the stock ledger could be the record holder for purposes of Rule 14a-8(b)(2), then the SEC staff would have had no choice but to grant Pioneer's no-action request. The fact that the SEC's staff did not do so *refutes that position*. It is an endorsement of the earlier *Hain Celestial* no-action decision.

Apache's *Brief on the Merits* states they undertook "a broad and comprehensive survey of the SEC staff's no-action letters since May 21, 1998." They list 30 no-action letters in their footnote 6, and with little elaboration claim these reveal "near unanimous support ... both *before* and *after* the staff's issuance of the *Hain Celestial* no-action letter" for their position that documentation of beneficial share ownership must come from DTC or some other party listed on the stock ledger.

Our review of the no-action letters cited found *no* clear indication that proof must come directly from DTC or another party listed on the stock ledger, either before or after *Hain Celestial*. With *Hain Celestial* and subsequent no-action letters, SEC staff has consistently confirmed that introducing brokers or other parties on the daisy chain can be record holders for purposes of Rule 14a-8(b)(2). Mostly, the no-action letters Apache's lawyers cited have little or no relevance for the definition of "record holder".

With *EQT Corp*, *Microchip Tech*, *Rentech*, *McGraw Hill* (2008), *Verizon*, and *IBM*, proponents submitted broker letters that evidenced ownership prior to the date of the proposal. No-action was granted because Rule 14a-8(b) requires verification from the proponent's broker or bank "at the time you submitted your proposal," not before. *MeadWestvac* and *McGraw Hill* (2007) appear similar but we could not verify through Westlaw because of missing exhibits.

With *Qwest Communications*, *Yahoo!*, *JP Morgan Chase* and *Media General*, proponents failed to provide evidence of continuous ownership for the full year. The situation was similar at *Coca-Cola* for just one of five proponents. With *JP Morgan Chase*, the proponent was able to cure the issue but the company sought reconsideration and was granted another no-action letter on grounds the proposal would cause a violation of state law unrelated to this case.

With *Schering-Plough Corporation*, ownership was not evidenced until after the 14-day deadline. With *Western Union*, *AT&T* and *Robert Half International*, one entity held the shares but a differently named entity submitted the proposal. With *Cigna*, *Wells Fargo*, and *Allegheny Energy*, evidence of ownership came from an investment advisor instead of from a broker.

Apache's lawyers cite *Clear Channel Communications* despite its reconfirmation (pre-*Hain Celestial*) that a bank or broker not on the stock ledger can be the record holder. It did raise the issue of investment advisors, which we have already discussed. Clear Channel lawyers argued

> ... staff has found that, where a bank or broker submits proof of ownership on behalf of a proponent, that proof is sufficient, even though CEDE, Inc. is the actual holder of record. The staff appears to have based that position on the conclusion that CEDE, Inc. is acting as an agent for the bank or broker. See, e.g., Dillard Department Stores, Inc. (March 4, 1999). In this case, however, the documentary proof comes from the proponent's "investment advisors," who do not represent that they (or CEDE, for that matter) are record holders of the proponent's stock.

McCormick had two classes of common stock, only one is entitled to vote. It was not clear which class the proponent held. *AMR* and *General Motors* related to materially false or misleading statements under rule 14a-9. *EMC* had multiple issues. SEC staff granted the no-action request, but cited as their reason an issue unrelated to the definition of "record holder". *Sempra Energy* dealt with three proposals; each exceed the 500-word limitation imposed by Rule 14a-8(d). With *Oregon Trail*, the proponent died.

In addition to their misleading discussion of *Omnicom* and their "broad and comprehensive" investigation of other no-action letters (that failed to discover *Pioneer*), the Apache lawyers propose an additional form of evidence to support their claim that *Hain Celestial* was an "anomaly". This is their contention that *Hain Celestial* "has yet to be relied on in any no-action letter".[16] The assertion is vague, and it appears to be at odds with the lawyers' own footnote 4, which states "*Hain Celestial* has been cited in only three no-action requests." Whatever significance the lawyers may attach to the frequency with which *Hain Celestial* has or has not been "relied on" or "cited", it is worth noting that corporations do not seek a no-action letter when they want to include a shareowner proposal, only when they want to exclude a proposal. *Hain Celestial* denied a request to exclude a proposal and, therefore, is unlikely to be cited by those subsequently seeking to exclude proposals.

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[16] Apache brief on the merits, p. 16.

7. Proposed Alternative to Rule 14a-8(b)(2)

An adverse ruling in this case could affect all shareowners. Because DTC *cannot* confirm beneficial shareowners' holdings, a ruling that proponents must obtain a letter from DTC would hand corporations an easy excuse for disallowing practically all shareowner proposals.

Apache's lawyers propose a solution. On p. 20 of their brief, they suggest shares might be directly registered rather than held in street name through a broker. A proponent's shares would then appear on the stock ledger, and there would be no need to prove ownership.

Direct registration of shares is possible, but it has several drawbacks:

1. Because a corporation's transfer agent could only confirm how long a proponent's shares had been directly registered (as opposed to confirming how long they were owned), proponents would have to directly register shares a year in advance of submitting a proposal. As a practical matter, they would either have to plan a year in advance or keep their shares permanently in direct registration.
2. Directly registered shares cannot be held in a brokerage account or traded on an exchange.
3. Directly registered shares cannot be margined.
4. Directly registered shares cannot be loaned out. This is an important consideration for institutional investors who earn income through lending their securities.

There is a more compelling criticism of the Apache lawyers' proposal. This lawsuit is about interpreting Rule 14a-8(b)(2), and the purpose of that rule is to provide proponents who own their shares in street name through a broker some means of documenting their beneficial ownership of those shares for the purpose of submitting a shareowner proposal. If the court rules in Apache's favor in this case—believing that direct registration of shares is an acceptable option—it will essentially be rewriting Rule 14a-8(b)(2) to read

> A shareowner who holds her shares in street name through a broker and wants to submit a shareowner resolution should ... not hold her shares in street name through a broker.

This is what Apache's lawyers are asking the court to do.

8. Timing of Documentation

Apache's lawyers make an issue of the fact that Chevedden did not provide documentation of his share ownership at the same time that he submitted his proposal. The problem is—and this impacts most proponents—is that Rule 14a-8(b)(2) has incompatible requirements. One is

> ... at the time you submit your proposal, you must prove your eligibility to the company ...

The other is

> ... submit to the company a written statement from the "record" holder ... verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year ...

Satisfying the first requirement requires requesting a broker letter in advance of submitting the proposal, but then the broker letter will be dated prior to the date on which the proposal is submitted. It will, therefore, not document ownership of the shares continuously for a year through the date the proposal is submitted, which will violate the second requirement.

Proponents usually get around this Catch-22 by submitting evidence of ownership only once the company issues a deficiency notice, since they then avoid having the broker letter dated before the date of submission. Chevedden generally doesn't wait for a deficiency notice but instead submits evidence of ownership as soon as he can obtain a broker letter dated on or after the date he submitted the proposal. Here is how one legal handbook explains accepted practice:

> As a practical matter, a shareholder need not include proof of ownership at the time a proposal is submitted, but must do so only if the company furnishes a notice of deficiency pursuant to Rule 14a-8(f). Once such notification has been received by the shareholder, the shareholder has 14 days to respond and cure the deficiency.[17]

9. John Chevedden

Across pages 5 through 8 of their *Brief on the Merits*, Apache lawyers paint Mr. Chevedden as some sort of obstructionist crank who

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[17] *Shareholder Activism Handbook* by Jay W. Eisenhofer and Michael J. Barry, 2006, pp 7-10 and 7-11 (footnotes omitted).

> ... may be responsible for imposing a greater burden on the limited time, resources, and funds of the SEC staff in this area than any other person or entity in history.

We do not believe Mr. Chevedden has imposed any undue burden on the SEC. He, like any shareowner or issuer, merely asks the SEC to perform its appropriate role as the regulator of US securities markets.

The Apache lawyers continue:

> On November 28,2006, a purported shareholder named Lucy M. Kessler sent Apache a proposal with a "proxy for John Chevedden and/or his designee to act on my behalf." *Apache Corp.* (Jan. 12,2007) (X-10). Apache responded by noting that Kessler "is not a record owner" and requested that she or Chevedden verify her shareholder status and eligibility under Rule 14a- 8þ). *Id.* Neither Chevedden nor Kessler responded and, on December 18, 2006, Apache sent a request for no-action letter to the SEC staff. *Id.* In response, and rather than provide the required proof of shareholder status and eligibility, Chevedden withdrew the proposal. *Id.*
>
> Chevedden has *withdrawn* a multitude of other proposals to other companies when he or the purported shareowner, naming him as proxy, has been faced with a company's request for proof of shareholder status and eligibility under Rule 14a-8(b). *See, e.g., Mylan, Inc.* (Jan. 4, 2010); *News Corp.* (June 4, 2009); *Johnson & Johnson* (Jan. 5, 2009); *Washington Mutual* (Jan. 12,2007); *Verizon Communications* (Jan. 9, 2006): *IBM* (Jan. 9,2006); *Univision* (Dec. 29, 2005). There is no record of Chevedden ever explaining his conduct, and no record of Chevedden ever apologizing to any company (or to the SEC staff) for causing them to devote time, attention and substantial amounts of money to dealing with his often improper submission of proposals.

Left unaddressed, this sweeping assertion gives an impression that Chevedden is acting with gross irresponsibility and abusing Rule 14a-8.

There is nothing inappropriate about withdrawing a proposal. It happens all the time for a host of legitimate reasons. Often, when corporations receive shareowner proposals, they call the proponent to discuss the merits of the proposal, point out why the proposal might not be appropriate for their corporation, and encourage the proponent to withdraw the proposal. Sometimes corporations make concessions, offering to implement some or all of what the proposal calls for. Sometimes, for whatever reason, a proponent will respond by agreeing to withdraw the proposal. Clearly, there is nothing inappropriate about the mere act of withdrawing a proposal.

Over a lifetime, Chevedden has submitted or assisted others in submitting over 1,000 proposals. This is not atypical. Over many years, other proponents have achieved similar feats. Apache's lawyers mention the AFL-CIO as a frequent proponent. Among the affidavits we obtained for this brief, the one from the United Brotherhood of Carpenters indicates that organization has submitted 1,116 proposals over the past 20 years.

There is a reason for submitting numerous proposals, and it is the large number of exchange-traded corporations in the United States—approximately 9,000. If the Delaware legislature, Congress, or the SEC want to implement a corporate governance reform for all publicly-traded US corporations, they merely have to enact one statute or one regulation. If shareowners want to similarly implement a corporate governance reform for all publicly-traded US corporations, they must submit and win a majority vote for a proposal at every one of those corporations! Even then, a proposal may have to be submitted to the same corporation for several years in a row. Not every proposal receives a majority vote the first year it is submitted. Furthermore, most proposals are advisory only. Even if they win a majority vote, the board can ignore them. For example, one proposal has been submitted to First Energy for each of the last five years. Each year, it has received over 70% support from shareowners. Every year, the board obstinately ignores it.[18]

A good way to describe Chevedden's work is that he submits a small number of proposals to a large number of corporations. He isn't some crank drafting his own "improper submissions". Rather, he tends to submit standard proposals shareowners have already embraced at other corporations—things like say-on-pay, majority voting and non-staggered boards. In this way, he provides a valuable service to all shareowners, affording them the opportunity to vote on proposals that have already been vetted and proven appealing to shareowners at other corporations.

[18] This is documented in the corporation's filings with the SEC.

Most of the expense associated with shareowner proposals is due to corporate executives bull-headedly trying to block proposals. The proposal at issue in this lawsuit is fairly benign and has already received majority votes at many other corporations. It is perfectly reasonable that Apache shareowners be given a chance to vote on it. This expensive lawsuit is not due to Chevedden submitting the proposal. It is due to Apache's executives doing whatever it takes to block a vote.

Apache's lawyers do not explain what they mean when they accuse Chevedden of "often improper submission of proposals". They cite no evidence to support the vague allegation. To support their claim that "Chevedden has *withdrawn* a multitude of other proposals to other companies … ", the lawyers cite just eight incidents. Eight instances out of more than a thousand proposal submissions hardly constitutes a "multitude."

We asked Chevedden to submit an affidavit explaining the facts in the eight instances Apache's lawyers cited. To the best of his recollection, in all eight instances, he was assisting another shareowner submit their own proposal. In all eight instances, the withdrawal was due to some oversight on the part of the individual Chevedden was assisting. For example, the 2006 Apache proposal was withdrawn because the shareowner Chevedden was assisting didn't realize until she requested a broker letter that her holdings in Apache stock were worth somewhat less than the required $2,000. In the 2010 Mylan case, the shareowner Chevedden was assisting forgot he no longer owned the stock. The mistake was unfortunate, but it was hardly Chevedden's fault. See the affidavit for more details.

The Apache lawyers complain

> There is no record of Chevedden ever explaining his conduct, and no record of Chevedden ever apologizing …

Chevedden's affidavit provides explanation, and we believe he has nothing to apologize for. Do corporations apologize to Chevedden if their board recommends against his proposals but shareowners overwhelming vote to support them? Do they apologize to the SEC when no-action

requests are denied? They do not. Corporations are entitled to advocate on behalf of their own positions, as is Mr. Chevedden.

Many shareowners are proud of Chevedden and grateful to him for his years of selfless service working to improve the corporate governance of publicly-traded US corporations. We consider the outpouring of affidavits in support of this brief to be a strong showing of support. A quick search of trade publications documents many of his successes. The following in one example:

> The special meeting proposals are part of a successful multi-year campaign by Nick Rossi, William Steiner, and other retail investors affiliated with John Chevedden, a long-time shareholder activist based in southern California. Overall, 31 special meeting proposals filed by investors received majority support in 2009, according to RiskMetrics Group data. Of the 14 companies that so far have sought to exclude proposals under Rule 14a-8(i)(9), 10 had special meeting proposals that earned majority support last year.[19]

Character assassination has no relevance to the facts in this case.

10. Conclusion

In this *amicus curiae* brief, we demonstrated that it would be impossible to obtain a letter from DTC confirming beneficial ownership of shares. Because Apache's lawyers interpret Rule 14a-8(b)(2) as requiring such a letter, their interpretation is nonsensical. The court cannot uphold it.

We have shown that, although SEC rules do not explicitly define "record holder" for purposes of Rule 14a-8(b)(2), the term is defined for other purposes under both Delaware and federal law. Furthermore, those definitions explicitly allow parties not listed on a corporation's stock ledger to be record holders. This contradicts the Apache lawyers' suggestion that the only reasonable interpretation of "record holder" is a party listed on a corporation's stock ledger.

We have presented affidavits documenting standard practice among shareowners submitting proposals and corporations receiving them. We have also explored the history of Rule 14a-8(b)(2).

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[19] "Showdown Over Special Meetings", *Risk Metrics Group Insight*, by Ted Allen on January 20, 2010 1:36 PM, last viewed on March 2, 2010 at http://blog.riskmetrics.com/gov/2010/01/showdown-over-special-meetingssubmitted-by-ted-allen-publications.html

Both unequivocally support the conclusion that a letter from an introducing broker is acceptable evidence of beneficial share ownership under Rule 14a-8(b)(2).

We considered the two SEC staff legal bulletins Apache's lawyers cited and found that neither was intended to, nor in actuality did, support Apache's contention that, for purposes of Rule 14a-8(b)(2), only parties appearing on a corporation's stock ledger can be record holders.

We considered SEC no-action letters, especially the *Hain Celestial* no-action letter, which affirms that an introducing broker can be the owner or record for purposes of Rule 14a-8(b)(2). We showed that Apache's lawyers' claims that *Hain Celestial* was an "anomaly" and that subsequent no-action letters reversed *Hain Celestial* were both without merit. We found in particular that, when no-action letters subsequent to *Hain Celestial* did express a clear opinion, they consistently reaffirmed *Hain Celestial*.

In short, we have demonstrated logical, legal and practical evidence in support of the conclusion that record holders do not have to appear on the stock ledger is overwhelming. We have found *no* convincing evidence in support of the alternative view.

We ask the court to conclude that an introducing broker can be the owner of record for Rule 14a-8(b)(2) and that Apache Corp. must include Mr. Chevedden's proposal in its proxy materials.

We are the United States Proxy Exchange, and we thank the court for the opportunity to file this *amicus curiae* brief.





Glyn A. Holton
Executive Director
United States Proxy Exchange

James McRitchie
Publisher
CorpGov.net

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

APACHE CORPORATION,	§	
	§	
Plaintiff,	§	
	§	
VS.	§	CIVIL ACTION NO. H-10-0076
	§	
JOHN CHEVEDDEN,	§	
	§	
Defendant.	§	

MEMORANDUM AND ORDER

This court is asked to decide whether the proof of stock ownership that John Chevedden submitted to Apache Corporation satisfies the requirements of S.E.C. Rule 14a-8(b)(2). This rule requires a shareholder submitting a proposal for the company to include in its proxy materials to prove that he is eligible. A company may exclude a shareholder proposal from its proxy materials if the shareholder fails to present timely and adequate proof of eligibility. Apache seeks a declaratory judgment that it may exclude a proposal submitted by Chevedden from the proxy materials it will distribute to shareholders before Apache's annual shareholder meeting on May 6, 2010. The only issue is whether Chevedden has met the requirements for showing stock ownership under S.E.C. Rule 14a-8(b)(2), 17 C.F.R. § 240.14a-8(b)(2).

Chevedden is not listed as a shareholder in Apache's records. Chevedden sent Apache four letters, three from Ram Trust Services ("RTS"), which Chevedden asserts is his "introducing broker," certifying that Chevedden was the beneficial owner of Apache stock, and another from Northern Trust Company, certifying that it held Apache stock as "master custodian" for RTS. Northern Trust is a participating member of the Depository Trust Company ("DTC"). In its "nominee name," Cede & Co., the DTC is listed as the owner of Apache's shares in the company's

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

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[1] At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

records. The volume, speed, and frequency of trading required a different system. In 1975, Congress, amended the Securities Exchange Act of 1934. The amendments were based on four explicit findings:

> (A) The prompt and accurate clearance and settlement of securities transactions, including the transfer of record ownership and the safeguarding of securities and funds related thereto, are necessary for the protection of investors and persons facilitating transactions by and acting on behalf of investors.
>
> (B) Inefficient procedures for clearance and settlement impose unnecessary costs on investors and persons facilitating transactions by and acting on behalf of investors.
>
> (C) New data processing and communications techniques create the opportunity for more efficient, effective, and safe procedures for clearance and settlement.
>
> (D) The linking of all clearance and settlement facilities and the development of uniform standards and procedures for clearance and settlement will reduce unnecessary costs and increase the protection of investors and persons facilitating transactions by and acting on behalf of investors.

15 U.S.C. § 78q-1(a)(1). Congress directed the S.E.C. to create a "national system for prompt and accurate clearance and settlement in securities." 15 U.S.C. § 78q-1(a)(2)(A)(i). Clearing agencies became subject to S.E.C. regulation and uniform procedures. After the amendments were passed, the two national securities exchanges—the New York Stock Exchange and the American Stock Exchange—as well as, the National Association of Securities Dealers, which operated the over-the-counter trading market, merged their subsidiary clearing agencies into one larger entity, called the National Securities Clearing Corporation ("NSCC"). The S.E.C. permitted the NSCC to register as a clearing agency, provided that it established links with the regional clearing agencies. The S.E.C. found that this was "an essential step toward the establishment, at an early date, of a comprehensive

network of linked clearance and settlement systems and branch facilities with the national scope, efficiencies and safeguards envisioned by Congress in enacting the 1975 Amendments."[2]

A parallel development to centralizing clearing operations was the establishment of the Depository Trust Company ("DTC") in 1973. The DTC is the nation's only securities depository.[3] A securities depository is "a large institution that holds only the accounts of 'participant' brokers and banks and serves as a clearinghouse for its participants' securities transactions." *Delaware v. New York*, 507 U.S. 490, 495, 113 S. Ct. 1550 (1993). Although the DTC is also an S.E.C.-registered clearing corporation, 3 THOMAS LEE HAZEN, THE LAW OF SECURITIES REGULATION § 14.2[2], at 99 n. 48, its primary purpose is to improve trading efficiency by "immobilizing" securities, or retaining possession of securities certificates even as they are traded. According to its website, the DTC holds nearly $34 trillion worth of securities in participants' accounts. When a securities transaction occurs, the DTC changes, in its own records, which participant broker or bank "owns" the securities. The company's records, however, reflect that these securities are owned in street name, under the DTC's "nominee name" of Cede & Company. *Delaware*, 507 U.S. at 495, 113 S. Ct. 1550; *In re Color Tile Inc.*, 475 F.3d 508, 511 (3d Cir. 2007). Neither the company nor the DTC records the identity of the beneficial owner of the shares unless that owner is registered as such.

One result—and major advantage—of this process is "netting." Participating brokers that have engaged in multiple transactions in the same securities in a trading day will report only the net

[2]In the Matter of the Application of the National Securities Clearing Corporation for Registration as a Clearing Agency, Release No. 13163, File No. 6000-15, 1977 WL 173551 (Jan. 13, 1977).

[3]Marcel Kahan & Edward Rock, *The Hanging Chads of Corporate Voting*, 92 GEO. L.J. 1227, 1238 n. 50 (2008).

change in their ownership to the DTC.[4] The DTC and the NSCC are now subsidiaries of the same holding company, the Depository Trust & Clearing Corporation ("DTCC"). The functions of each entity are integrated as well. "The changes in beneficial ownership of securities resulting from transactions that are cleared and settled at NSCC are implemented by book-entry transfers among brokers' accounts at DTC." *Whistler Investments, Inc. v. Depository Trust & Clearing Corp.*, 539 F.3d 1159, 1163 (9th Cir. 2008). Cede & Co. is the shareholder of record for a substantial majority of the outstanding shares of all publicly traded companies. *See In re FleetBoston Financial Corp. Securities Litigation*, 253 F.R.D. 315, 345 n. 32 (D.N.J. 2008) (quotations omitted).

There is at least one intermediary between the DTC and a retail investor such as Chevedden. A participating broker or bank sells securities to the DTC; a participating broker or bank on the other side buys from the DTC. A retail investor could be a direct client of the participating broker or bank, in which case the DTC and the participating broker or bank are the only intermediaries between the investor and the company. Frequently, however, there is a third financial institution, an "introducing" broker, which serves as an intermediary between the retail investor and the participating broker or bank.

One important part of this system is the Non-Objecting Beneficial Shareholders ("NOBO") list. When a company's shares are held in street name, S.E.C. rules require the DTC to provide the company, upon request, with a list of participants that hold its stock. Once the company has this DTC participant list, called a "Cede breakdown," it asks the participating banks and brokers on it to submit the names of beneficial owners to the company. This second list is the NOBO list. This is typically done through a centralized intermediary, Broadridge Financial Solutions, Inc., which

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[4]Gene N. Lebrun & Fred H. Miller, *The Law of Letters of Credit and Investment Securities Under the UCC–Modernization and Process*, 43 S.D. L. REV. 14, 28 (1998).

compiles the NOBO list. Beneficial owners may exclude themselves from this list by objecting, which is why the list includes only "Non-Objecting" shareholders. The NOBO list includes the name, address, and ownership position of each nonobjecting beneficial owner. The NOBO list is used to communicated with shareholders, primarily to distribute proxy materials . *See* 17 C.F.R. § 240.14b-1; *Sadler v. NCR Corp.*, 928 F.2d 48, 50 (2d Cir. 1991).[5] Approximately 75% of beneficial owners object to disclosing their information to the company.[6] But while the majority of institutional shareholders object to the disclosure, according to one report, an estimated 75% of individual shareholders do not object to inclusion on the list.[7] Nonetheless, the company will never discover the identity of many of its beneficial owners. The company must communicate with those shareholders through Broadridge and the intermediary financial institutions.

B. Shareholder Proposals

Before a public company holds its annual shareholders' meeting, it must distribute a proxy statement to each shareholder. A proxy statement includes information about items or initiatives on which the shareholders are asked to vote, such as proposed bylaw amendments, compensation or pension plans, or the issuance of new securities. 2 HAZEN, *supra,* § 10.2, at 83-90. The proxy card, on which the shareholder may submit his proxy, and the proxy statement together are the "proxy materials." *See* 17 C.F.R. § 240.14a-8(j).

Within this framework, the rules governing proxy solicitation for director voting are different than those governing proxy solicitation for voting on other proposals. *See* 17 C.F.R. §

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[5]*See also* Alan L. Beller & Janet L. Fisher, *The OBO/NOBO Distinction in Beneficial Ownership, Council of Institutional Investors* (Feb. 2010), *available at* http://www.cii.org.

[6]Kahan & Block, *supra* note 3, at 75.

[7] Katten Munchin Rosenman LLP, *Frequently Asked Questions Regarding the SEC's NOBO-OBO Rules and Companies' Ability to Communicate with Retail Shareholders*, *available at* http://www.kattenlaw.com.

240.14a-8(i)(6). This case involves a proposed shareholder resolution. A shareholder wishing to submit a proposed shareholder resolution may solicit proxies in two ways. First, he may pay to issue a separate proxy statement, which must satisfy all the disclosure requirements applicable to management's proxy statement. *See* HAZEN, *supra*, § 10.2, at 85-89. Second, a shareholder may force management to include his proposal in management's proxy statement, along with a statement supporting the proposal, at the company's expense. *See id.* § 10.8[1][A] at 136-37. Regulations promulgated under the Securities Exchange Act of 1934 apply to this second method. *See* 17 C.F.R. § 240.14a-8 ("This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders.").

Rule 14a-8 is written in a question-and-answer format. It informs shareholders that "in order to have your proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the [S.E.C.]." *Id.*

Many of these reasons for exclusion are substantive. Among other reasons, a proposal may be excluded if it would cause the company to violate the law, if it relates only to a personal grievance against the company, if it is beyond the company's authority, or if it relates to the company's "ordinary business operations." 17 C.F.R. § 240.14a-8(i). The company may also exclude proposals that violate the procedural requirements set out in the S.E.C. rules. These procedural requirements include a 500-word limit, a filing deadline, and a limit to one proposal per shareholder per meeting. 17 C.F.R. § 240.14a-8(c)-(e). Finally, the company may exclude a proposal if the submitter does not satisfy the eligibility requirements. The requirements limit those

submitting proposals to holders of "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting." 17 C.F.R. § 240.14a-8(b)(1). The shareholder must have owned at least that amount of securities continuously for one year as of the date he submits the proposal to the company and must continue to do so through the date of the shareholder meeting. *Id.*

Rule 14a-8(b)(2) sets out two ways for a shareholder who is not a registered owner to establish eligibility. Only the first of those ways is relevant here. The rule states:

> If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, *if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own.* In this case, at the time you submit your proposal, *you must prove your eligibility* to the company in one of two ways [only the first of which is relevant]:
>
> > (i) The first way is to submit to the company a *written statement from the "record" holder of your securities (usually a broker or bank)* verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. . . .

17 C.F.R. § 240.14a-8(b)(2) (emphasis added).[8]

If a shareholder's proposal is procedurally deficient or the shareholder has not submitted proper proof of ownership, the company may exclude it only after giving the shareholder notice and

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[8]The Rule was amended in 1998, to recast it in question-and-answer format. This amendment added the "usually a bank or broker" language. The prior amendment, in 1987, was accompanied by a note stating that a shareholder should submit " a written statement by a record owner or an independent third party, such as a depository or broker-dealer holding the securities in street name." S.E.C. Release No. 34-25217, 52 FR 489 48977-01, 1987 WL 153779 (Dec. 29, 1987). The notes to the 1998 amendment did not state that a substantive change to Rule 14a-8(b)(2) was intended. S.E.C. Release No. 34-40018, 63 FR 29106-01, 1998 WL 266441 (May 28, 1998).

an opportunity to correct the deficiency. 17 C.F.R. § 240.14a-8(f)(1). The company must notify the shareholder of the problem in writing within 14 days of receiving the proposal and inform the shareholder that he has 14 days to respond. *Id.* If after the response date the company decides to exclude a proposal, it must notify the S.E.C. of its reasons for doing so no later than 80 days before the company files its proxy materials with the S.E.C. 17 C.F.R. § 240.14a-8(j). The shareholder is entitled to file with the S.E.C. his arguments for including the proposal. 17 C.F.R. § 240.14a-8(k). The burden is on the company to demonstrate to the S.E.C. that the proposal is properly excluded. 17 C.F.R. § 240.14a-8(g).

A company may ask the S.E.C. Department of Corporate Finance staff for a no-action letter to support the exclusion of a proposal from proxy materials. Although no-action letters are not required, "virtually all companies that decide to omit a shareholder proposal seek a no-action letter in support of their decision."[9] The S.E.C. receives hundreds of requests for no-action letters each year. HAZEN, *supra*, § 10.8[1][A], at 138. The company submits the proposal and its reasons for exclusion to the S.E.C. staff, seeking a letter stating that the staff will not recommend enforcement action to the S.E.C. if the company chooses to exclude the proposal. The shareholder often responds with his own submission. The staff will issue a brief letter stating either that it will not recommend enforcement action ("no action") or that it is "unable to concur" with the company. This advice comes with a lengthy disclaimer, entitled "Division of Corporate Finance Informal Procedures Regarding Shareholder Proposals." (Docket Entry No. 11, Ex. 11). It states:

> The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must

[9] Donna M. Nagy, *Judicial Reliance on Regulatory Interpretation in S.E.C. No-Action Letters: Current Problems and a Proposed Framework*, 83 CORNELL L. REV. 921, 989 (1998).

> comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
>
> Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
>
> It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

(*Id.*).

C. Chevedden's Proposal

The events giving rise to this dispute began on November 8, 2009, when Chevedden, a retired Hughes Aircraft employee living in Redondo, Beach, California, sent an e-mail to Cheri Peper, the Corporate Secretary of Apache Corporation. (Docket Entry No. 11, Ex. 1). Apache is an oil and gas company based in Houston and incorporated in Delaware. The November 8 e-mail

attached a "Rule 14a-8 Proposal" and a cover letter. The cover letter was addressed to Raymond Plank, Apache's Chairman, and stated:

> This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting.[10] Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.
>
> In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicated via email to *** FISMA & OMB Memorandum M-07-16 ***
> *** FISMA & OMB Memorandum M-07-16 ***
>
> Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to
> *** FISMA & OMB Memorandum M-07-16 ***

(*Id.* at 2). The proposal was a shareholder resolution that "our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." (*Id.* at 3). The resolution called for changing the 80% supermajority requirements for amending particular provisions of the charter and bylaws. (*Id.*). The record does not show an Apache response to this e-mail.

Chevedden sent another Apache another e-mail on Friday, November 27, 2009, this time copying the Office of the Chief Counsel in the S.E.C.'s Division of Corporate Finance. (*Id.*, Ex. 2 at 1). Chevedden wrote: "Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items." (*Id.*). The attached broker letter, on the letterhead of Ram

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[10]Apache's 2010 annual shareholders' meeting is scheduled for May 6, 2010 in Houston.

Trust Services ("RTS"), was dated November 23, 2009 and signed by Meghan M. Page, Assistant Portfolio Manager. It stated:

> To Whom it May Concern,
>
> I am responding to Mr. Chevedden's requiest to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John R. Chevedden has continuously held no less than 50 shares of the following security since November 7, 2008:
>
> - Apache Corp (APA)

(*Id.* at 2).

On December 3, 2009, Peper sent Chevedden a letter, presumably by fax or e-mail. (*Id.*, Ex. 3). The letter informed Chevedden that Apache had received his November 8 letter and the RTS letter. The letter stated:

> Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Apache's proxy materials, and unless you can demonstrate that you meet the requirements in the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Apache's 2010 annual meeting.
>
> . . .
>
> [W]e have been unable to confirm your current ownership of Apache stock, or the length of time that you have held the shares.
>
> Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares or include the necessary verification. Apache has reviewed the list of record owners of the company's common stock, and neither you, nor RAM Trust Services are listed as an owner of Apache common stock. Pursuant to the SEC Rule 14a-8(b), since neither you nor RAM Trust Services is a record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement within 14 days of your receipt of this

> letter. We have attached to this notice of defect a copy of Rule 14a-8
> for your convenience.

(*Id.* at 1-2). It is undisputed that neither Chevedden nor RTS appears on Apache's list of registered holders of common stock.

Chevedden responded to the letter by e-mail the same day, again copying the Division of Corporate Finance. The e-mail cited Rule 14a-8, which Chevedden "believed to state that a company must notify the proponent of any defect with 14-days of the receipt of a rule 14a-8 proposal – which was already acknowledged by the company to be almost a month ago." (*Id.*, Ex. 4). Peper responded on December 8, 2009, disagreeing with Chevedden's characterization of the 14-day rule. Peper referred to the language in Rule 14a-8(b)(2) stating that a shareholder must establish his eligibility at the time he submits his proposal, meaning that the 14-day period did not begin until Chevedden completed his submission by sending the November 23 RTS letter on November 27. Apache's December 3 response was within 14 days of that date. Peper then reminded Chevedden that, within 14 days of the December 3 defect letter, he had to submit "a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal." (*Id.*, Ex. 5).

On December 10, 2009, Chevedden sent Peper another e-mail, without copying the S.E.C. staff. This e-mail directed Peper to "see the attached broker letter" and to "advise tomorrow whether there are now any rule 14a-8 open items." (*Id.*, Ex. 6 at 1). The attached letter was dated December 10 and again signed by Meghan Page of RTS. It stated:

> To Whom it May Concern,
>
> As introducing broker for the account of John Chevedden, held with
> Northern Trust as custodian, Ram Trust Services confirms that John

> Chevedden has continuously held no less than 50 shares of the following security since November 7, 2008:
>
> - Apache Corp (APA)

(*Id.* at 2). It is undisputed that Northern Trust is not a registered shareholder listed in Apache's records.

On January 8, 2010, Apache sent notice to the S.E.C. staff (and to Chevdedden) that it intended to exclude Chevedden's proposal from its proxy materials for the 2010 annual meeting. Apache informed the staff that "[b]ecause an introducing broker is not a record holder of the shares of a company, the Company intends to exclude this proposal unless a U.S. District Court rules that the Company is obligated to include it in its 2010 Proxy Materials." (*Id.*, Ex. 7). Rather than seek a no-action letter from the staff, Apache filed this lawsuit the same day. The S.E.C. staff will not provide no-action letters when litigation is pending.[11] (Docket Entry No. 1).

On January 11, Chevedden sent the S.E.C. staff a response to Apache's letter. He attached the December 10 RTS letter and stated that it "appears to be consistent with the attached precedent of [the no-action letter issued in] *The Hain Celestial Group, Inc.* (October 1, 2008)." (*Id.*, Ex. 8). As discussed more fully below, in *Hain Celestial*, the S.E.C. staff stated that "we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." Apache had attached the December 10 letter as an exhibit to its submission to the S.E.C. staff and, in its submission, had attempted to distinguish the *Hain Celestial* no-action letter. (*Id.*, Ex. 7).

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[11] Securities and Exchange Commission, Division of Corporate Finance Staff Legal Bulletin No. 14 (July 13, 2001), *available at* http://www.sec.gov/interps/legal/cfslb14.htm.

On January 22, 2010, Carolyn Haynes, an RTS Executive Assistant, e-mailed Peper two letters. The first was from Meghan Page of RTS, addressed to Peper and dated January 22. Page wrote:

> John R. Chevedden owns no fewer than 50 shares of Apache Corporation (APA) and has held them continuously since November 7, 2008.
>
> Mr. Chevedden is a client of Ram Trust Services ("RTS"). RTS acts as his custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as master custodian for RTS. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.
>
> Mr. Chevedden individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least November 7, 2008, and Mr. Chevedden intends to continue to hold such shares through the date of the Apache Corporation 2010 annual meeting.
>
> I enclose a copy of Northern Trust's letter dated January 22, 2010 as proof of ownership in our account for the requisite time period. Please accept this telefax copy as the original was sent directly to you from Northern Trust.

(*Id.*, Ex. 9 at 2). The Northern Trust letter, signed by Rhonda Epler-Staggs, was also dated January 22 and addressed to Peper. It stated:

> The Northern Trust Company is the custodian for Ram Trust Services. As of November 7, 2009, Ram Trust Services held 183 shares of Apache Corporation CUSIP# 037411105.
>
> The above account has continuously held at least 50 shares of Apache common stock for the period of November 7, 2008 through January 21, 2010.
>
> Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

(*Id.* at 3). The parties agree that Apache has not received any letter from the DTC or Cede & Co., the registered owner of any Apache stock Chevedden owns. There is nothing in the record to suggest that Apache attempted to obtain a NOBO list to determine whether Chevedden was included. Apache has submitted into the record two lists it obtained from the DTC. These are "Cede breakdowns," one from March 18, 2009 and the other from March 5, 2010, of DTC participating brokers or banks that hold Apache stock on behalf of beneficial owners or on behalf of brokers and their beneficial owners. (Docket Entry No. 18, Exs. 26, 27). Northern Trust appears on both lists. RTS is not a participant in the DTC and as a result is not included on the list. Beneficial owners are also not included.

Because of the impending annual meeting, this case has proceeded on an expedited basis. After filing its complaint on January 8, 2010, Apache filed a motion for a speedy hearing on January 14, informing this court that the proxy materials had to be finalized by March 10, 2010. (Docket Entry No. 3). At the hearing, this court overruled Chevedden's objection to the method of service and set a briefing schedule. (Docket Entry Nos. 10, 14). The parties complied.

Apache filed briefs on February 15, 2010. (Docket Entry Nos. 11, 12). Chevedden responded on March 4, 2010. (Docket Entry No. 17), stating that he was no longer contesting personal jurisdiction. In the response, Chevedden did not argue that Apache's deficiency notice was untimely. With this court's permission, the United States Proxy Exchange filed an *amicus curiae* brief on March 5, 2010. (Docket Entry No. 19). Apache filed a reply. (Docket Entry No. 20). On March 10, 2010, Chevedden submitted a brief styled as a "Motion for Summary Judgment" to this court's case manager by e-mail, with a copy to Apache. Apache filed a response the same day. (Docket Entry No. 20). The only issue before this court is whether, under Rule 14a-8, Chevedden

has provided Apache with proper proof of his eligibility to submit proposals. If he has, Apache must include the proposal in its proxy materials.

II. Analysis

Because most Rule 14a-8 disputes are resolved cooperatively or through the no-action process, there is little case law. *See* 2 HAZEN, *supra*, § 10.8[1][A], at 138. Indeed, the parties have not identified, and research has not revealed, judicial opinions deciding what proof of stock ownership is required for eligibility under Rule 14a-8(b)(2). In this case, unlike others, *see Apache Corp. v. New York City Employees Ret. Sys.*, 621 F. Supp. 2d 444 (S.D. Tex. 2008), the S.E.C. has not been asked to issue a no-action letter. In presenting their arguments, the parties rely on four sources of authority: the Rule; S.E.C. staff legal bulletins; S.E.C. staff no-action letters; and the policy reasons for the Rule.

The text of Rule 14a-8(b)(2), in its question-and-answer format, instructs a shareholder who is not "the registered holder" that "you must prove your eligibility to the company." 17 C.F.R. 240.14a-8(b)(2). The parties agree that Chevedden is not the registered holder of his shares. The rule instructs him to "submit to the company a written statement from the 'record' holder of [his] securities (usually a broker or bank) verifying that" he satisfies the eligibility requirements. *Id.* Apache argues that the unambiguous meaning of this language is that shareholders must submit a letter from the entity actually registered on the company's books. Under this interpretation, Chevedden would have to obtain a letter from the DTC or Cede & Co.

Chevedden points to the language explaining that a "record" holder is "usually a broker or bank." Neither the DTC nor Cede & Co., which "usually" is the registered owner named on a company's shareholder list, is a broker or bank. This suggests that Apache's reading of the word

"record" is too narrow. The parenthetical statement that the "'record' holder" is usually a broker or bank is inconsistent with reading the rule to require a letter from the DTC or Cede & Co.[12] It also weighs against Apache's interpretation that the Rule uses the word "registered" to describe shareholders who do not need take any additional steps to prove eligibility. A "registered" holder's "name appears in the company's records as a shareholder." 17 C.F.R. § 2 40.14a-8(b)(2). If the Rule meant that a shareholder needed a letter from the "street name" holder (usually Cede & Co.) listed in the company records, the Rule would have asked for a letter from the "registered holder," not the "'record' holder." The Rule text does not support Apache's proposed narrow reading.[13]

The next cited source of authority is guidance issued by the S.E.C. staff. Staff Legal Bulletin No. 14, issued on July 14, 2001, is set out in a question-and-answer format. Section C.1.c(1) states:

> Q: Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> A: The written statement must be from the *record holder of the shareholder's securities, which is usually a broker or bank.* Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Securities and Exchange Commission, Division of Corporate Finance Staff Legal Bulletin No. 14 (July 13, 2001) (emphasis added), *available at* http://www.sec.gov/interps/legal/cfslb14.htm. An

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[12]The S.E.C.'s notes to the 1987 Rule amendments provides further support for this conclusion. It stated that, under the prior text of the Rule, proof could be supplied by a "record owner or an independent third party, such as a depository or broker-dealer holding the securities in street name." S.E.C. Release No. 34-25217, 52 FR 489 48977-01, 1987 WL 153779 (Dec. 29, 1987). There is no evidence that the 1998 amendments were intended to make substantive changes to this interpretation.

[13]As Apache states in its reply brief, the S.E.C. rules elsewhere provide a definition of "record holder," but limit the applicability of the definition to Rules 14a-13, 14b-1, and 14b-2. The definition does not apply to Rule 14a-8. 17 C.F.R. § 2 40.14a-1(b)(1).

update, Bulletin No. 14B, issued on September 15, 2004, repeats the Rule language, advising companies to include the language in their notices of defect. S.E.C., Division of Corporate Finance Staff Legal Bulletin No. 14B (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslb14b.htm. These bulletins do not add significant clarity. The information that an investment adviser's statement is insufficient unless the adviser is also the record holder—which, again, is "usually a broker or bank"—does not address who is a "'record' holder."

The next source of cited authority is no-action letters issued by the S.E.C. staff. "[N]o-action letters are nonbinding, persuasive authority." *Apache*, 621 F. Supp. 2d at 449 (noting that the proper weight to accord no-action letters was an issue of first impression in the Fifth Circuit and adopting Second Circuit precedent).[14] Even if the S.E.C. staff has spoken, "a court must independently analyze the merits of a dispute." *Apache*, 621 F. Supp. 2d at 449 (citing *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992)). "Because the staff's advice on contested proposals is informal and nonjudicial in nature, it does not have precedential value with respect to identical or similar proposals submitted to other issuers in the future."[15] "[R]egulatory interpretations in no-action letters may nonetheless enlighten a court struggling with ambiguous provisions in federal securities statutes or S.E.C. rules." Nagy, *supra* note 9, at 996. Although this court is not bound by S.E.C. staff determinations made in no-action letters, the letters are "persuasive" authority.

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[14] *See also Amalgamated Clothing & Textile Workers Union v. S.E.C.*, 15 F.3d 254, 257 (2d Cir. 1994); Nagy, *supra* note 9, at 989 (Because "deference principles assume that the responsible administrative agency has authoritatively interpreted a regulatory provision, . . .neither *Chevron* nor *Seminole Rock* mandate judicial deference to regulatory interpretations in staff no-action letters that the Commission has neither reviewed nor affirmed." (quotations and alterations omitted)).

[15] Statement of Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, S.E.C. Release No. 34-12599, 1976 WL 160411 (July 7, 1976).

Apache argues that the S.E.C. staff has consistently found that a letter from a broker stating that an individual or institution owned a certain amount of a specific stock on certain dates is insufficient to satisfy Rule 14a-8(b)(2). Apache argues that when companies have asserted their intent to exclude a proposal submitted by a shareholder who has a letter from a broker not listed on the company's shareholder list, the S.E.C. staff will recommend no enforcement action. Apache cites a number of letters that have reached this conclusion. For example, in *JP Morgan Chase & Co*, 2008 WL 486532 (Feb. 15, 2008), Chevedden presented a proposal on behalf of Kenneth Steiner. In response to a deficiency notice based on Rule 14a-8(b), Chevedden submitted a letter from DJF Discount Brokers stating that it was the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Servcies Corp. as custodian" and certifying that Steiner met the ownership requirements. *Id.* at *3. The S.E.C. staff attorney found this broker letter insufficient proof of ownership under the Rule. He wrote:

> While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that JPMorgan Chase failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in JPMorgan Chase's request for additional information from the proponent. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Id. at *1. Other no-action letters from 2008 and earlier, many issued in response to requests involving Chevedden, have also concluded that letters from introducing brokers are insufficient. *See, e.g., Verizon Communications, Inc.*, 2008 WL 257310 (Jan 25. 2008); *MeadWestvaco Corp*,

2007 WL 817472 (Mar. 12, 2007); *Clear Channel Communications*, 2006 WL 401184 (Feb. 9, 2006); *AMR Corp.*, 2004 WL 892255 (Mar. 15, 2004).

According to Apache, the S.E.C. staff's single deviation from this consistent approach was what Apache calls the "rogue" no-action letter issued in *Hain Celestial Group*, 2008 WL 4717434, (Oct. 1, 2008). In *Hain Celestial*, Chevedden once again wrote on behalf of Kenneth Steiner, who submitted a shareholder proposal. The company sent a deficiency notice based on Rule 14a-8(b). Chevedden then submitted a letter from DJF signed by its president, Mark Filberto. The letter stated that DJF was the introducing broker for Steiner and that his shares were held by National Financial Services as custodian. *Id.* at *5-6. In submitting a no-action request, Hain Celestial made arguments similar to those advanced here by Apache. Hain Celestial cited the *JP Morgan*, *Verizon*, and *MeadWestvaco* no-action letters to argue that a letter from DJF as "introducing broker" was insufficient to satisfy the "record" holder requirement. *Id.* at *6. The S.E.C. staff attorney issued an unusually detailed letter. He wrote:

> We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, *we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i).* For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. *Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership.* Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Id.(emphasis added).

Apache argues that this letter is "wrong and should not be followed," that it conflicts with the "unambiguous" requirement in Rule 14a-8(b)(2), and that it is "inconsistent with the staff's long and otherwise unblemished line of no-action letters," issued before and after *Hain Celestial*.

The argument that Rule 14a-8(b)(2) is unambiguous is not persuasive. And a closer examination of S.E.C. staff letters shows that *Hain Celestial* was not a "rogue" position. The *Hain Celestial* no-action letter was neither the first or last letter in which the S.E.C. staff declined to agree that a letter from the registered owner was required under Rule 14a-8(b)(2).

In *AIG*, 2009 WL 772853 (Mar. 13, 2009), for example, the S.E.C. staff wrote that it was "unable to concur" with AIG's position that a proposal advanced by Kenneth Steiner, with Chevedden as his representative, should be excluded under Rule 14a-8(b). Chevedden had submitted a letter from DJF Discount Brokers stating that it was the "introducing broker" for Steiner, that Steiner was the beneficial owner of an appropriate amount of AIG stock for an appropriate length of time, and that National Financial Services Corp. was the "custodian" of Steiner's securities. *Id.* at *4-5. Although the S.E.C. staff did not cite *Hain Celestial*—the no-action letters rarely cite precedent—the refusal to issue a no-action letter was consistent with *Hain Celestial*. Indeed, the facts were similar.

In another *post-Hain Celestial* case in which Chevedden represented Kenneth Steiner and submitted a similar letter from DJF Discount Brokers, the S.E.C. staff also declined to issue a no-action letter. *Schering-Plough Corp.*, 2009 WL 926913 (Apr. 3, 2009). The S.E.C. staff reached the same result in two other cases in which Chevedden was a representative of shareholder proponent William Steiner and had submitted broker letters from DJF Discount Brokers. *Schering-*

Plough Corp., 2009 WL 975142 (Apr. 3, 2009); *Intel Corp.*, 2009 WL 772872 (Mar. 13, 2009). In these three cases, the company's Rule 14a-8(b) objection was that Chevedden, who owned no shares, was the actual proponent of the shareholder proposal, not Steiner. In concluding that there was no basis for exclusion under Rule 14a-8(b), the S.E.C. staff presumably would have had to find that Steiner was the proponent and that the broker letter was sufficient to establish his stock ownership under Rule 14a-8(b)(2).

In an interesting post-*Hain Celestial* case not involving Chevedden, *Comerica Inc.*, 2009 WL 800002 (Mar. 9, 2009), the company sought to exclude a shareholder proposal by the Laborers National Pension Fund because, among other reasons, the Fund had not provided adequate proof of stock ownership. The Fund provided a letter from U.S. Bank confirming that it held an adequate amount of Comerica stock on behalf of the Fund as beneficial owner. In a letter to the S.E.C., the Fund stated:

> Comerica argues that U.S. Bank was not the record holder of any Company stock because the securities were held through CEDE & Co. This argument has consistently been rejected by the Staff and should be rejected here. *See Equity Office Properties Trust* (March 28, 2003); *Dillard Dept. Stores, Inc.* (March 4, 1999).

Comerica Inc., 2009 WL 800002, at *3 (Mar. 9, 2009). The S.E.C. staff found no basis for excluding the proposal under Rule 14a-8(b). The Fund's citations to earlier letters are accurate and helpful. In *Equity Office Properties Trust*, 2003 WL 1738866 (Mar. 28, 2003), the S.E.C. staff found no basis for excluding a shareholder proposal from the Service Employees International Union, which had submitted a letter from Fidelity Investments confirming that the Union was the beneficial owner of shares "held of record by Fidelity Investments through its agent National Financial Services." *Id.* at *15. The Union's letter to the S.E.C. staff observed: "Despite the nearly

universal practice by institutional shareholders of employing an agent such as the Depository Trust Company ("DTC") or NFS, the Rule indicates that the record owner from whom a statement must be obtained is usually a broker or bank. It is unlikely that the Commission was unaware of the ubiquity of agents when it drafted the Rule." The company's letter, which failed to persuade the S.E.C. staff, argued that the Fidelity letter was insufficient because Fidelity was not the registered owner and that it was inappropriate to require the company to determine whether National Financial Services was in fact Fidelity's agent. *Id.* at *14.

Several years earlier, in *Dillard Department Stores, Inc.*, 1999 WL 129804 (Mar. 4, 1999), the S.E.C. staff also stated that it did not believe there was a basis for exclusion under Rule 14a-8(b). The shareholder proponent in that case, an investment fund, submitted a statement from the Amalgamated Bank of New York that the fund's "shares are held of record by the Amalgamated Bank of New York through its agent, CEDE, Inc." *Id.* at *4. Because no letter was submitted from Cede & Co., Dillard's argued to the S.E.C. staff that there was insufficient proof of ownership. In its letter to the S.E.C., the fund argued that it was inconsistent with the text of Rule 14a-8(b)(2) to require a letter from Cede & Co. The argument was that because the Rule placed the term "record" in quotations and stated that the "'record' holder" would usually be a broker or bank, it would be anomalous to require a letter from Cede & Co., which is not a bank or broker and is the registered holder of most securities. "Beneficial owners generally have a relationship with their broker or bank; requiring investors to obtain a letter from an agent of their broker or bank would needlessly complicate the process and encourage the sort of petty games-playing in which Dillard's is engaging here." *Id.* at *3. The S.E.C. staff sided with the fund.

The letters Apache cites to show that the S.EC. staff retreated from its *Hain Celestial* position do not provide support for that proposition. *See EQT Corp.*, 2010 WL 147295 (Jan. 11, 2010); *Microchip Tech., Inc.*, 2009 WL 1526972 (May 26, 2009); *Schering-Plough Corp.*, 2009 WL 890012 (Mar. 27, 2009); *Omnicom Group*, 2009 WL 772864 (Mar. 16, 2009). In these cases, the shareholder seeking to have a proposal included in the company's proxy materials received a deficiency notice but either failed to submit documents intended to prove ownership or failed to do so within the 14-day period provided by the rules. Other recent S.E.C. letters finding a basis for exclusion under Rule 14a-8(b)(2) when a broker letter was submitted are consistent in that there were defects in the broker letter that warranted exclusion. *See, e.g., Continental Airlines, Inc.*, 2010 WL 387513 (Feb. 22, 2010) (shares listed in broker letter amounted to less than $2,000 in value); *Pfizer, Inc.*, 2010 WL 738739 (Feb. 22, 2010) (broker letter was never received by company and was dated three days before submission of the proposal, making it incapable of establishing ownership for a year as of the actual submission date); *Intel Corp.*, 2009 WL 5576306 (Feb. 3, 2010) (broker letter was dated 18 days after deficiency notice, received by the proponent 26 days late, and received by the company 31 days late). These no-action letters all involved broker letters that were deficient for reasons other than the nature of the broker submitting them. These no-action letters do not provide a basis for believing that the S.E.C. staff's reading of Rule 14a-8(b)(2) has changed since *Hain Celestial*. *See Pioneer Natural Resources Co.*, 2010 WL 128070 (Feb. 12, 2010) (finding no basis for exclusion when the proponent, a union pension fund, had submitted a broker letter from AmalgaTrust, which was not a registered shareholder, stating that it served as "corporate co-trustee and custodian for the [pension fund] and is the record holder for 1,180 shares of [company] common stock held fore the benefit of the Fund.").

The S.E.C. staff's position in *Hain Celestial* and the similar letters is more consistent with the text of Rule 14a-8(b)(2) than the position Apache advances, that the Rule requires confirming letters from the DTC or Cede & Co. Apache argues that the DTC does offer letters certifying a shareholder's beneficial stock ownership and attaches examples to its reply brief. But these examples show that the DTC will only process letter requests forwarded to it by participants, not by beneficial owners. The record does not show how long it takes shareholders to obtain such letters, especially when they are not direct clients of a DTC participant. The documents Apache attached to its reply brief show that the DTC bases its response to such requests on information supplied by the participant. The responses state that the DTC is a "holder of record" of the company's common stock and that the "DTC is informed by its Participant" that a certain amount of shares "credited to the Participant's DTC account are beneficially owned by [John Doe], "a customer of Participant." (*See* Docket Entry No. 18, Exs. 21-24). The responses provide no indication that the DTC presents information about beneficial owners other than what is submitted by the participant for the purpose of preparing the letter. Nor is there information on how the participant obtains information about beneficial owners when the participant's customer is not the beneficial owner but the broker for the owners. And as a practical matter, because of the "netting" system, in which DTC members report only the net change in their ownership at the end of the day rather than the details of each transaction between members, the DTC could not accurately certify that a participating broker—let alone that broker's client—had held a sufficient number of shares continuously for a year to comply with the Rule. If a participating broker sold all its Apache shares one morning, its continuous ownership would end, but if it bought all the shares back after lunch, the DTC might never know. Finally, as noted, the text of Rule 14a-8(b)(2), which was amended in 1998 (well after ascendency of the

depository system), shows that the Rule does not envision companies receiving letters from the DTC (at least not *solely* from the DTC). It is not a "broker or bank." Rule 14a-8(b)(2) permits but does not require Chevedden to obtain a letter from the DTC.

This court need not decide whether the letter from Northern Trust, the DTC participant, in combination with the letter from RTS, met the Rule's requirements. The January 22 letters from RTS and Northern Trust were untimely. Any letters had to be submitted within 14 days of the December 3, 2009 deficiency notice. The only letters submitted within that period were the November 23 and December 10, 2009 RTS letters. The first letter stated that Chevedden had held no less than 50 shares of Apache stock in his account at RTS since November 7, 2008. The second letter stated that RTS was the "introducing broker for the account of John Chevedden" and that Northern Trust was the custodian of his Apache stock. (*Id.*, Ex. 6 at 2). The second is the type of letter the S.E.C. staff found adequate in *Hain Celestial.*[16] The present record does not permit the same result in this case.

---

[16]Apache argues that this case is distinguishable from the facts in *Hain Celestial* because RTS was not a broker. Apache is correct that RTS does not appear on the SEC's list of registered broker-dealers, on the FINRA membership list, or on the SIPC membership list. But neither does DJF Discount Brokers, which submitted the broker letter in *Hain Celestial*. RTS's website and customer application indicate that an RTS subsidiary, Atlantic Financial Services of Maine, Inc ("AFS")., acts as the broker for RTS customers' securities transactions. AFS, which shares an address with RTS, is on the SEC, FINRA, and SIPC membership lists. Similarly, DJF's website states that it is a division of R&R Planning Group LTD. R&R appears on the SEC, FINRA, and SIPC membership lists.

The Rule requires shareholders to "prove [their] eligibility."[17] The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a NOBO list to provide independent verification of Chevedden's status as an Apache shareholder. Because of the limited nature of the NOBO list, Chevedden's absence from the list would not have been definitive. And even if Chevedden were on the list and the list indicated that he owned a sufficient number of shares, that would not have established that he had owned those shares continuously for a year.

RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self-regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances. (Docket Entry No. 18 at 14-19). Chevedden disputes that RTS has not provided investment advice and that its "sole function is as a custodian." (Docket Entry No. 17 at 3). The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial

[17] Apache points out that it was not until the January 22 letters that Chevedden gave any indication that his shares were held in Cede & Co.'s name. This argument is disingenuous. Without even looking at the shareholder list, the default assumption for a publicly traded company should be that Cede & Co. holds a beneficial owner's shares. DTCC publishes a list of DTC member banks and brokers on its website. The list is a seven-page document, with all the members listed in alphabetical order. Once the December 10 letter identified Northern Trust as custodian, it would have been easy for Apache to look at the list and see that Northern Trust was included. *See* Depository Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, at 6, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Apache also had the May 2009 "Cede breakdown" listing the DTC participants that owned Apache shares. This list indicated that Northern Trust has a substantial position in Apache. It also appears from the March 2010 Cede breakdown that Apache had access to the DTC website to obtain less formal versions of the Cede breakdown owning participants owning Apache shares at any time.

Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache. The nature of RTS's corporate structure, including whether RTS is or is not an "investment adviser" is not determinative of eligibility. But the inconsistency between the publicly available information about RTS and the statement in the letter that RTS is a "broker" underscores the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2).

Chevedden's interpretation of the Rule would require companies to accept *any* letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions. Chevedden's interpretation of Rule 14a-8(b)(2) would not require the shareholder to show anything. It would only require him to obtain a letter from a self-described "introducing broker," even if, as here, there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility. By contrast, a separate certification from a DTC participant allows a public company at least to verify that the participant does in fact hold the company's stock by obtaining the Cede breakdown from the DTC, as Apache did in May 2009 and March 2010.

Chevedden did, ultimately, submit a letter from the participant, Northern Trust, along with a letter from RTS. The January 22 Northern Trust letter refers to RTS's account and RTS's stock ownership; the RTS letter submitted that same day linked RTS's account with Northern Trust to Chevedden. Because these letters were submitted well after the deadline, this court does not decide whether they would have been sufficient. The only issue before this court is whether the earlier letters from RTS – an unregistered entity that is not a DTC participant – were sufficient to prove eligibility under Rule 14a-8(b)(2), particularly when the company has identified grounds for

believing that the proof of eligibility is unreliable. This court concludes that the December 2009 RTS letters are not sufficient.

Although section 14 of the Securities Exchange Act of 1934 (governing proxies), under which Rule 14a-8 was promulgated, was intended to "give true vitality to the concept of corporate democracy," *Medical Comm. for Human Rights v. SEC*, 432 F.2d 659, 676 (D.C. Cir. 1970), *cert. granted sub nom SEC v. Medical Comm. for Human Rights*, 401 U.S.973, 91 S. Ct. 1191 (1971), *vacated as moot*, 404 U.S. 403, 92 S. Ct. 577 (1972), that does not necessitate a complete surrender of a corporation's rights during proxy season. Rule 14a-8 requires a shareholder seeking to participate to register as a shareholder or prove that he owns a sufficient amount of stock for a sufficient period to be eligible. Although this court concludes that Rule 14a-8(b)(2) is not as restrictive as Apache contends, on the present record, Chevedden has failed to meet the Rule's requirements.

III. Conclusion

Apache's motion for declaratory judgment is granted and Chevedden's motion is denied. Apache may exclude Chevedden's proposal from its proxy materials.

SIGNED on March 10, 2010, at Houston, Texas.



Lee H. Rosenthal
United States District Judge

Joyce Ingram

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U.S. District Court

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Notice of Electronic Filing

The following transaction was entered on 3/10/2010 at 3:11 PM CST and filed on 3/10/2010
Case Name: Apache Corporation v. Chevedden
Case Number: 4:10-cv-00076
Filer:
Document Number: 21

Docket Text:
MEMORANDUM AND ORDER entered. Apaches motion for declaratory judgment is granted and Cheveddens motion is denied. Apache may exclude Cheveddens proposal from its proxy materials. (Signed by Judge Lee H Rosenthal) Parties notified.(leddins,)

4:10-cv-00076 Notice has been electronically mailed to:

Chanler Ashton Langham clangham@susmangodfrey.com, jingram@susmangodfrey.com

Geoffrey L Harrison gharrison@susmangodfrey.com, jingram@susmangodfrey.com

4:10-cv-00076 Notice has not been electronically mailed to:

The United States Proxy Exchange
c/o Glyn A Holton
9 Hazel St.
Cambridge, MA 02138

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

The following document(s) are associated with this transaction:

Document description: Main Document
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3/10/2010

[STAMP dcecfStamp_ID=1045387613 [Date=3/10/2010] [FileNumber=10250361-0] [2569b9960f923e53ba493ba3be23b9c36802be244fbe4e6e51348405d872a3bfc7d5d14310d627492035c7c5a09d04756ac57b5d114c270d852b1b243cfc75fe]]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden's Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote Topic

Ladies and Gentlemen:

This further responds to the late March 16, 2010 request (supplemented March 17, 2010) to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn.

The company cites the recent Apache vs. shareholder lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) suit, with Apache Corp. trying to financially squeeze its own shareholder by requesting he be required to pay for Apache's bloated attorney fees. While the Hon. Lee H. Rosenthal gave a "narrow" decision allowing Apache to block a heavily-supported proposal topic for 2010, the case was actually a stunning victory for shareowner rights. The shareholder was pro se. The judge never even mentioned Apache's request that he pay their legal expenses.

The United States Proxy Exchange (USPX) submitted outstanding amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to bamboozle the judge into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed: Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and SEC staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. One recent occasion was *The Hain Celestial Group, Inc.* (October 1, 2008).

Based on the United States Proxy Exchange amicus curiae brief, the judge rejected Apache's position, but she found an excuse to rule that Apache could exclude the shareholder proposal for 2010. It is this same flawed ruling that Union Pacific is attempting to piggyback on for the purpose of – just as Apache did through the SLAPP suite – disenfranchise their own shareowners.

There are two key caveats in attempting to rely on the Apache ruling in regard to other no action requests:

1. The judge described her ruling as "narrow," stating explicitly

The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The judge based her decision on material information provided by Apache's lawyers that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the Judge was particularly dependent on the technical briefs submitted in the case. The fact that Apache's lawyers made a number of claims that were blatantly false (as pointed out in the USPX brief) that may be why she made a "narrow" ruling that would only apply to situations with identical circumstances.

The Union Pacific no-action request does not entail identical circumstances to the Apache lawsuit, for a variety of reasons. One obvious reason is the fact that Apache Corp. provided the proponent with two detailed deficiency notices that explicitly challenged evidence of share ownership. Union Pacific provided just one cookie-cutter deficiency notice.

Once the USPX amicus curiae brief shot down Apache's central arguments, Apache lawyers adopted an "everything but the kitchen sink" tack in a response brief. They cited any and every little fact they could come up with, vaguely implying ... who knows what?

Based on the abbreviated timeline set by the judge, I was not to be allowed to respond to this "kitchen sink" brief. I submitted a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache lawyers' misrepresentations. But one slipped through. It is what the judge based her decision on, and it was totally incorrect. Here is what it was.

I hold my Apache and Union Pacific shares through Ram Trust Service (RTS). Apache's lawyers visited the RTS website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, I actually held my shares through the broker subsidiary and not RTS. Apache then proposed – and the judge accepted that – the letter evidencing my share ownership should, perhaps, have come from AFS and not RTS. Here is what the judge said:

RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self- regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the judge's ruling, I was able to follow-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name Ram Trust Services) with Northern Trust. Their letter made no mention of AFS because AFS plays no role in the custody of my shares. For purposes of Rule 14a-8, RTS is the record holder of my securities. The judge ruled "narrowly" against me because she thought AFS might be the real record holder.

Because the judge explicitly made her decision "narrow," I believe it is irrelevant in this no-action request. Because the decision was based on material, factually incorrect information, it should not apply to this no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>

Hogan
Lovells

2010 MAY 28 PM 12:55

Hogan Lovells US LLP
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VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

May 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: News Corporation – 2010 Annual Meeting Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentleman:

This letter is to inform you that our client, News Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal and statement in support thereof (together, the "Proposal") received from Kenneth Steiner (the "Proponent") who has designated John Chevedden as his proxy ("Designated Proxy"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits this Proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, pursuant to Rule 14a-8(j), we have enclosed herewith six (6) paper copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent and his Designated Proxy.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, through this letter, we are simultaneously informing the Proponent and his Designated Proxy that if the Proponent or his Designated Proxy elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should

concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Basis for Exclusion

We hereby submit that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided, either himself or through his Designated Proxy, the requisite proof of stock ownership in response to the Company's proper request for that information. A copy of the Proponent's cover letter and Proposal, which requests that the Company's Board of Directors take certain actions to adopt a policy regarding stockholder say on executive pay, is attached to this letter as Exhibit A.

Background

The Company received the Proposal and accompanying correspondence via email after the close of business on April 28, 2010. In the Proponent's cover letter accompanying the Proposal, the Proponent instructed that all future communications regarding the Proposal be directed to his Designated Proxy. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record.

Accordingly, because the Company was unable to verify in its records the Proponent's eligibility to submit the Proposal, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via United Parcel Service and email on April 30, 2010, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, a letter to each of the Proponent and his Designated Proxy notifying them of the requirements of Rule 14a-8 and explaining how the Proponent could cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informs the Proponent that "to be eligible to submit a stockholder proposal under Rule 14a-8, the submitting stockholder must have continuously held at least $2,000 in market value, or at least 1%, of News Corporation securities entitled to vote on the proposal at the annual meeting for at least one year by the date of the proposal submission." The Deficiency Notice requests that the Proponent "furnish News Corporation with a written statement from the broker or bank that is the 'record' holder of [his] News Corporation Class B common stock verifying that [he has] continuously held the requisite number of shares of News Corporation Class B common stock for at least one year as of April 28, 2010." On May 11, 2010, the Company received by facsimile a letter from DJF Discount Brokers, as introducing brokers of the Proponent (the "DJF Letter"), which was intended as evidence of the Proponent's share holdings of the Company's Class B common stock. *See* Exhibit C.

Analysis

a. *Proponent Failed to Establish Eligibility to Submit a Proposal by Providing Accurate Written Evidence Verifying Holdings.*

Rule 14a-8(b)(1) requires that a stockholder (a) continuously hold at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal and (b) continue to hold the securities through the date of the meeting. Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from its proxy materials if the proponent fails to meet these eligibility requirements after the company provides timely notice of the deficiency and the stockholder fails to correct the deficiency.

Under Rule 14a-8(b) and as explained in Staff Legal Bulletin No. 14 ("SLB 14"), when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." *See* Section C, SLB 14 (July 13, 2001). This can be provided in one of two ways:

1. The stockholder can submit a written statement from the "record" holder of the securities (usually a bank or broker) verifying that at the time the proposal was submitted, the proponent continuously held the securities for at least one year, or

2. A stockholder who has filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the stockholder submits the proposal.

Furthermore, in SLB 14, the Staff clarified that the proponent not only has the burden of establishing proof of share ownership, but is also responsible for contacting the record holder to ensure that any written statement satisfies the requirements of Rule 14a-8(b). SLB 14 states, "a shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b)." If the written statement provided by the record holder does not satisfy the requirements of Rule 14a-8(b), a company may omit the stockholder proposal. On numerous occasions the Staff has concurred with a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, when a company sends a deficiency notice, the stockholder's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., Alcoa Inc. (February 18, 2009) (concurring in the exclusion of a stockholder proposal where the stockholder responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).*

As described above, after timely sending the Deficiency Notice to the Proponent requesting verification of the Proponent's holdings of Company Class B common stock, the Company received the DJF Letter from DJF Discount Brokers "as introducing broker for the account of Kenneth Steiner...held with National Financial Services Corp. as custodian" purporting to certify that as of such date the Proponent held the requisite shares of the Company's Class B common stock. If a stockholder proponent is a record holder, a company can verify the eligibility of the proponent on its own. Otherwise, as explained in Rule 14a-8(b), the proponent "must prove [its] eligibility to the company." Rule 14a-8(b) provides that a proponent may meet this requirement by having a record holder certify that the proponent holds an account and is the beneficial owner of shares held by the record holder. In such cases, rather than verifying that a proponent is the record holder of the requisite shares, the Company verifies the holdings of the record holder providing the written statement and accepts such holder's certification of the proponent's rights to those shares. The Company still confirms the underlying shares are appropriately held and is entitled to use the support provided by the proponent to do so.

The DJF Letter fails to provide evidence of the Proponent's eligibility. Neither "DJF Discount Brokers" nor "National Financial Services Corp.", named as custodian in the letter, appears as a registered holder of the Company's Class B common stock or on the participant list obtained from The Depository Trust Company ("DTC") for the Company. The Company's review of the DTC participant list showed that an entity named "NFS LLC" holds a position of Class B common stock of the Company. *See* DTC participant list attached as Exhibit D. An internet search of the entity name "NFS LLC" links to an entity named "National Financial Services LLC", and an internet search for "National Financial Services Corp." suggests such an entity exists separate from National Financial Services LLC. It is impossible for the Company to conclude that "NFS LLC" is the same entity as "National Financial Services LLC", or that "National Financial Services LLC" is the same entity as or related to National Financial Services Corp. It would be inappropriate for the Company to assume that the custodian referenced in the DJF Letter was mistakenly identified. Therefore, the DJF Letter does not provide the Company with proof of the Proponent's holdings of shares of the Company's Class B common stock. Accordingly, the Proponent failed to meet the stockholder eligibility requirement of Rule 14a-8(b) and the Company may appropriately exclude the Stockholder Proposal under 14a-8(f)(1).

The Staff has acknowledged the need for precision in demonstrating a stockholder's eligibility under Rule 14a-8(b). The Staff has permitted companies to exclude stockholder proposals pursuant to Rule 14a-8(f)(1) based on a proponent's failure to provide evidence of eligibility under Rule 14a-8(b), including where the evidence fails to name the entities required to validate the stockholder's eligibility. For example, in *The Coca-Cola Company* (February 4, 2008), the Staff agreed to no action relief where the proponent failed to accurately identify the beneficial holder of the shares in the proposed supporting letters (providing evidence relating to "THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER" and "THE GREAT NECK CAP APP INVST PARTSHP" rather than "The Great Neck Capital Appreciation LTD Partnership").

The purpose and importance of the accuracy of the written statement does not change if the written statement is from a third party like an introducing broker. In *Hain Celestial Group*

(October 1, 2008), the Staff suggested that evidence from an introducing broker-dealer could constitute a written statement from the "record" holder where such broker dealer "is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis" (emphasis added). The information provided in such a letter would still need to accurately demonstrate holdings by or on behalf of the proponent in a form that a Company could verify. Here, the DJF Letter does not provide the name of a custodian or record holder of the Company's shares or the name of a broker-dealer that is a participant of a registered clearing agency carrying accounts with the Company's stock. Accordingly, it is not sufficient to prove the Proponent's beneficial ownership of shares of the Company's Class B common stock.

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that his proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice or otherwise notify the proponent. SLB 14 specifically provides that a company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See* Section C.6, SLB 14. Accordingly, the Staff has concurred with a company's omission of a stockholder proposal on numerous occasions when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Allegheny Energy, Inc. (February 11, 2010) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); see also Time Warner Inc. (February 19, 2009); General Electric Co. (December 19, 2008); Exxon Mobil Corp. (January 29, 2008); Qwest Communications International Inc. (January 23, 2008); Verizon Communications Inc. (January 8, 2008); and International Business Machines Corp. (December 19, 2004).*

Thus the Proponent has failed to provide the Company with evidence of the requisite ownership of Company Class B common stock as of the date the Proposal was submitted. Similar to these above-referenced cases, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

b. *The Introductory Letter Provided By the Proponent Does Not Satisfy the Standards Articulated by the Staff in Hain.*

The Company also believes that the DJF Letter provided by the Proponent does not meet the standards of a "written statement from an introducing broker-dealer" articulated by the Staff in *Hain* that "constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." As referenced above, in *Hain*, the Staff clarified that "an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the

introducing broker-dealer is able to verify its customers' beneficial ownership." In *Hain*, the Staff suggests that a letter from an introducing broker could satisfy the evidentiary requirement of Rule 14a-8(b) so long as the introducing broker letter satisfies the foregoing standards. The United States District Court for the Southern District of Texas in *Apache Corp. v. Chevedden*, Civil Action No. H-10-0076 (S.D. Tex. 2010), agreed that the Staff's position in *Hain* does not mean that any letter purporting to come from an introducing broker was sufficient to satisfy the evidentiary requirement of Rule 14a-8(b) especially if "there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." In *Apache Corp*., the District Court found that a letter from RAM Trust Services ("RTS"), intended to establish the proponent's satisfaction of Rule 14a-8 ownership requirements with respect to another public company, was insufficient for that purpose because RTS is not, in fact, a registered broker-dealer, it is not registered on the company's books as a record holder of its securities and no further evidence of RTS' record ownership or the proponent's beneficial ownership was provided within the 14-day period. Thus, after applying the Staff's articulated standards for a "written statement from an introducing broker-dealer", the District Court concluded that the RTS letter submitted to Apache did not meet those standards.

As discussed above, the named custodian in the DJF Letter, National Financial Services Corp., is not a "broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis." The Company could not find "National Financial Services Corp." listed as a DTC participant on the Company's participant list. *See* Exhibit D. As in *Apache Corp.*, the Company therefore has "valid reasons to believe [that the DJF Letter] is unreliable as evidence of the shareholder's eligibility." Thus, although the Staff has acknowledged that certain introducing broker letters may constitute a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i), the DJF Letter does not meet these standards.

Therefore, the Company believes that the DJF Letter is insufficient to constitute a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). Accordingly, because DJF Discount Brokers is not listed in the Company's records as the registered owner of Company Class B common stock and the DJF Letter does not satisfy the Staff's standards for an introductory broker letter in *Hain*, the Company believes that the Stockholder Proposal may be excluded on the basis that the Proponent has not provided requisite evidence that the Proponent meets the eligibility requirements of Rule 14a-8(b) because the written statement provided is not from a record holder of the Company.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff provide that it will not recommend enforcement action if the Company excludes the Proposal from its 2010 Proxy Materials.

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,



Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura O'Leary, News Corporation
Kenneth Steiner
John Chevedden

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Keith R. Murdoch
Chairman of the Board
News Corp. (NWS)
1211 Avenue of the Americas
New York, NY 10036

Dear Mr. Murdoch,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

4-3-10
Date

cc: Laura A. O'Leary <corporatesecretary@newscorp.com>
Corporate Secretary
PH: (212) 852-7017
FX: (212) 852-7145
FX: 212-852-7217

[NWS: Rule 14a-8 Proposal, April 28, 2010]

3 [Number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED, that shareholders request our Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the pay of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

The merit of this Executive Pay proposal should be considered in the context of the need for improvement in our company's 2010 reported corporate governance status including executive pay issues:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "F" in governance with "Very High Governance Risk Assessment," "High Concern" in takeover defenses and "Very High Concern" in executive pay – $19 to $23 million each for Rupert Murdock, Peter Chernin and Roger Ailes. Only 35% of CEO pay was incentive-based.

Five of our directors each received more than 24% in withheld-votes: Andrew Knight, John Thornton, Thomas Perkins, Viet Dinh and Roderick Eddington, our Lead Director. Directors who received more than 24% in withheld-votes were assigned to 10 of the 14 seats on our most important board committees.

Three directors had relationships with our company which could compromise their independence: Lachlan Murdoch, Mark Hurd and Natalie Bancroft. Five of our directors were employees – Independence concern. Seven directors owned zero stock – Commitment concern: Chase Carey, David DeVoe, John Thornton, Jose Maria Aznar, Kenneth Cowley, Peter Barnes and Roderick Eddington.

Seven directors had 14 to 31 years of long-tenure – This may be an indicator of poor succession planning and board entrenchment. We had 16 directors – Unwieldy board concern. Our board was the only significant directorship for 9 of our 16 directors. This could indicate a significant lack of current transferable director experience for the majority of our directors.

Only holders of Class B Common Stock were entitled to vote on all matters at the annual meeting. Holders of Class A Common Stock were not entitled to vote on any matters. We had no shareholder right to an independent Board Chairman, to use cumulative voting, to elect directors by a majority vote or comprehensive simple majority voting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16. ***

Exhibit B



1211 AVENUE OF THE AMERICAS • NEW YORK, NY 10036 • 212-852-7030 • FAX: 212-852-7217
EMAIL: loleary@newscorp.com

LAURA A. O'LEARY
CORPORATE SECRETARY

VIA ELECTRONIC AND OVERNIGHT MAIL

April 30, 2010

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Steiner:

This letter acknowledges receipt on April 29, 2010 of your letter requesting that News Corporation include a stockholder proposal in its proxy statement for its 2010 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 (the "1934 Act"). As you know, to be eligible to submit a stockholder proposal under Rule 14a-8, the submitting stockholder must have continuously held at least $2,000 in market value, or at least 1%, of News Corporation securities entitled to vote on the proposal at the annual meeting for at least one year by the date of the proposal submission. Therefore, in accordance with Rule 14a-8(b) of the 1934 Act, please furnish News Corporation with a written statement from the broker or bank that is the "record" holder of your News Corporation Class B common stock verifying that you have continuously held the requisite number of shares of News Corporation Class B common stock for at least one year as of April 28, 2010. As you know and as you have acknowledged in your letter, Rule 14a-8 also requires that you continue to hold the requisite amount of News Corporation Class B common stock through the date of the annual meeting. A copy of Rule 14a-8 is attached to this letter for your reference.

Please submit the required information to my attention within 14 days of your receipt of this notification. Please note that if News Corporation does not receive your response within 14 days of your receipt of this notification, it will have the right to exclude your proposal from the proxy statement for the 2010 Annual Meeting of Stockholders.

Sincerely,



cc: John Chevedden

Exhibit C



Date: 5 MAY 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2600 shares of News Corp Class B; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/21/2008, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 5-7-10 # of pages ▶
To Laura O'Leary	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-852-7145	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit D

The Depository Trust Company

One Time Security Position Report

Position as of: 05/17/2010

Security Description	**Cusip**
NEWS CORPORATION CLB	**65248E203**

Participant	**Quantity**
0902 JPMCBNA	324,663,807
0997 SSB&T CO	48,332,121
0908 CITIBANK	31,123,536
2032 CITIBK/GRP	11,925,041
0954 BNYMEL/TST	11,506,006
0443 PERSHING	11,311,523
0901 BANK OF NY	10,053,073
0010 BROWN BROS	9,767,241
2669 NRTHRN TR	5,094,206
0226 NFS LLC	4,046,375
5198 ML SFKPG	3,746,693
2616 PNC BK,NA	3,604,232
0418 CITIGROUP	2,698,256
2779 SUMI TRUST	1,717,909
0164 CHS SCHWAB	1,551,728
0015 MSSB	1,270,495
0221 UBS FINAN	1,056,085
0141 FRST CLEAR	966,231
2415 COMP TRUST	921,008
2357 JPM BK/IA	895,973
0188 TD AMERITR	827,407
0109 BROWN/ETF	469,810
0005 GOLDMAN	401,297
0385 E*TRADE	396,178
0235 RBCCAPMKTS	351,856
5002 RBC/DOMN**	338,723
0395 CITADEL	301,171
0352 JPMC CLEAR	275,335
4816 BK NS-TX**	265,398
0929 WFBNA/WACH	236,178
0161 MERRIL	203,332
0229 BARCLAY/LE	198,829
0725 RAYMOND	193,747
0050 MORGAN STN	187,106
0705 SCOTTRADE	185,955
0955 BOA/GWIM	163,882
2932 MITSUB UFJ	160,426
2767 SSB-BRIT	160,312
5208 GS I'NATL	148,303
0062 VANGUARD	146,634
2888 MIZUHO BNK	138,148

2039 SEI PRIVAT	126,970
4818 FIDUCIE**	120,700
0057 JONES E D	113,072
2803 US BANK NA	111,994
2255 JPM/PCS SS	111,600
0501 GOLDMAN LP	107,686
0075 LPL FIN CO	90,918
2319 SSB TRUST	90,589
2108 COMERICA	88,760
0642 UBS SECLLC	88,454
2164 JPM/CCS2	88,217
2027 WELLS BKNA	84,057
0547 R W BAIRD	83,350
0793 STIFEL	79,097
2450 UMB BK,NA	75,814
0573 DEUTSCHE	72,763
0158 RIDGE CLEA	68,351
0571 OPPENHEIME	63,996
2507 UBS AG/LDN	63,466
5101 BARCLAYCAP	63,058
0733 WELLS LLC	62,126
2215 WILMING TR	58,410
0216 AM ENT SV	57,150
2116 5TH-3RD BK	56,715
5036 TD WATER**	55,874
0367 USAA INVES	51,783
0425 RBS EQUIT	51,433
0780 MORGAN K	48,573
0355 CS SEC USA	46,615
0768 HILLIARD	46,266
0374 JMS LLC	45,887
2126 FID TR BOS	43,760
0756 AEIS/BETA	40,156
0269 MAPLE SEC	36,680
5011 SCOTIA**	29,085
0987 FID SSB	28,782
2209 BONY/SPDR	28,098
5043 BMO NSBT**	25,031
0286 SG AMERICA	25,009
2305 HUNTNGTNNB	23,724
0234 PENSON FIN	23,007
5030 CIBCWRLD**	20,807
0702 CCS LLC	17,770
0971 REGIONS BK	16,085
2145 UNION BANK	16,000
0534 INT BROKER	15,939
5099 CDSCLEA**	15,884

0715 DAVENPORT	15,743
2352 AMALGAMATE	14,900
0309 FST STH CO	14,200
2154 BNP PAR PB	12,540
5008 NBCN INC**	12,492
0574 CROWELL	12,487
0667 DAIWA SEC	12,160
0750 STERNE AG	11,399
0103 WEDBUSH	11,381
0049 BNP PARIB	11,107
0295 KNIGHT LLC	10,534
0279 SOUTHWEST	10,496
7423 MF GBL/MFL	10,000
0396 FORTIS/PM	9,492
0990 MFG TRADE	9,200
0651 CRDT AGRIC	9,104
0361 DAVIDSON	8,714
0445 STCKCROSS	7,790
2678 SSB&T/CCS	7,756
0052 LEGENT LLC	6,941
2139 GLENMEDE	6,200
2205 KEYBANK NA	5,870
5076 RAYMOND**	5,772
7408 RBC/RBCCM	5,700
5016 GMP SECS**	5,415
0013 BRNSTN LLC	5,200
0338 OPTIONSXPR	4,830
0992 MAR ILSLEY	4,425
0494 S MOORE CO	4,100
0549 TIMBER HIL	3,469
0728 FOLIO INV	3,465
7309 MSCO INT	3,261
2336 BNY/CHARLE	2,921
0124 INGALLS	2,850
5025 MACQ/CDS**	2,839
0701 PRIMEVEST	2,763
2971 SUNTRST BK	2,500
7014 SIBERELL	2,350
0019 JEFFERIES	2,258
2392 CITY N/B	2,145
0308 LAZARD CAP	2,100
0419 STEPHENS	2,067
2399 SSB/FRANK	2,000
0771 BLAIR LLC	1,915
0727 MESIROW	1,740
2484 COMPASS TD	1,660
2012 CREST INTL	1,541

0816 HSBC SECS	1,516
2492 MIZUHO/SEC	1,512
0271 TRADESTATN	1,473
0280 US BANCORP	1,339
2852 TRUSTMARK	1,325
5144 D LERNER	1,112
5012 ED JONES**	1,068
5046 CANA FIN**	1,055
0287 MARSCO INV	1,050
0595 VIS FIN MK	1,000
2312 JPM/DB AG	893
5022 MACDOUGA**	800
5063 PENSON**	781
2622 TX/SAFEKPG	547
5998 LINCOLN	470
5385 BBANDT CO	442
7031 JAMESBLACK	407
0341 OCTEG, LLC	402
2375 SSB&T/ISHA	384
0118 GENESIS	359
2042 RTC/SWMS1	260
8192 RICH MERR	225
2381 BNY/WINTER	217
0442 ASSENT LLC	200
0364 TERRA NOVA	150
2462 BNYM/HSBC	107
5069 GLOBAL**	100
5009 QTRADE/**	100
0695 FORTIS CLG	88
0608 NEWEDGE/EQ	80
5040 FIDELITY**	71
0152 E*TRD/SPCL	70
5028 DESJRDIN**	50
0100 BNY CES	45
2884 BNP/PPBI	40
5284 UBS/SECLND	31
Total	**495,110,688**